HellerEhrman

September 4, 2006

Heller Ehrman (Hong Kong) Ltd.
海陸(香港)有限公司
Simon C.M. Luk
Simon.Luk@hellerehrman.com
Direct +852.2292.2222
Main +852.2292.2000
Fax +852.2292.2200

06016658

Attention Filer Support
The Office of International Corporate Finance
Securities and Exchange Commission
100 F Street, NE,
Washington, DC 20549
Mail Stop 1-4
USA

Ladies and Gentlemen:

SEC FILE NO. 82-3782

Re: Shenzhen Special Economic Zone Real Estate and Properties (Group) Co., Ltd.
Information Furnished Pursuant to Rule 12g3-2(b) under the Securities Exchange Act

On behalf of Shenzhen Special Economic Zone Real Estate and Properties (Group) Co., Ltd (the "Company"), SEC File No. 82-3782, the enclosed copies of documents are submitted to you in order to maintain the Company's exemption from Section 12(g) of the Securities Exchange Act of 1934 (the "Act") pursuant to Rule 12g3-2(b) under the Act:

1. The Company's announcement regarding the resolution of the shareholders' meeting of 2005 and resignation of the Vice General Manager, dated July 1, 2006, published (in Chinese language) in Securities Times and China Securities on July 1, 2006; and

2. The Company's announcement regarding the resolution of the third meeting of the fifth board of directors, resolution of the third meeting of the fifth board of supervisors and notice of the shareholders' meeting of 2005, dated May 29, 2006, published (in Chinese language) in Securities Times and China Securities on May 29, 2006.

The parts of the enclosed documents that are in Chinese substantially restate the information appearing elsewhere in English.

We would appreciate your acknowledging receipt of the foregoing by stamping and returning the enclosed copy of this letter. A self-addressed, stamped envelope is enclosed for your convenience.

Very truly yours,

Simon Luk

Encl.

c.c. Shenzhen Special Economic Zone Real Estate and Properties (Group) Co., Ltd.

中國証券報

2006年5月29日

证券代码:000029、200029 证券简称:深深房A、深深房B (公告编号:2006-021)

深圳经济特区房地产(集团)股份有限公司第五届董事会第三次会议决议公告

本公司及董事会全体成员保证公告内容的真实、准确和完整,没有虚假记载、误导性陈述或重大遗漏。

一、会议通知情况

本公司董事会于2006年5月19日向全体董事、监事发出邮件、电话、书面等通知。

二、会议召开时间、地点、方式等

会议于2006年5月29日上午9:30在深房广场48楼现场召开,符合有关法规及本公司《章程》有关规定。

三、到会董事情况

应出席会议董事7人,实到6人,一名董事委托其他董事表决。董事谢光亮因个人事务不能出席,委托董事许振汉表决。

四、议案表决情况

1、审议通过了《2005年度董事会报告》

同意:7票 反对:0票 弃权:0票

2、审议通过了《关于聘任会计师事务所的议案》

同意:7票 反对:0票 弃权:0票

3、审议通过了《深圳经济特区房地产(集团)股份有限公司章程》

同意:7票 反对:0票 弃权:0票

4、审议通过了《深圳经济特区房地产(集团)股份有限公司股东大会议事规则》

同意:7票 反对:0票 弃权:0票

5、审议通过了《深圳经济特区房地产(集团)股份有限公司董事会议事规则》

同意:7票 反对:0票 弃权:0票

6、审议通过了《关于召开2005年度股东大会的议案》

同意:7票 反对:0票 弃权:0票

五、审议事项内容和决议

1、《2005年度董事会报告》(详见4月25日公告的公司年度财务报告)

2、《关于聘任会计师事务所的议案》

鉴于深圳南方民和会计师事务所与本公司签定的服务协议期满,经审议,同意继续聘任该事务所承担2006年度财务审计工作,年审计费用88万元人民币,其他条款不变。

3、《深圳经济特区房地产(集团)股份有限公司章程》(详见中国证监会指定网站)

4、《深圳经济特区房地产(集团)股份有限公司股东大会议事规则》(详见中国证监会指定网站)

5、《深圳经济特区房地产(集团)股份有限公司董事会议事规则》(详见中国证监会指定网站)

6、《关于召开2006年度股东大会的议案》

有关内容见股东大会通知。

深圳经济特区房地产(集团)股份有限公司

董事会

2006年5月29日

证券代码:000029、200029 证券简称:G深深房、深深房B (公告编号:2006-022)

深圳经济特区房地产(集团)股份有限公司第五届监事会第三次会议决议公告

监事会全体成员保证公告内容的真实、准确和完整,没有虚假记载、误导性陈述或重大遗漏。

深圳经济特区房地产(集团)股份有限公司(以下简称"公司")于2006年5月19日以传真和电子邮件方式发出了《关于召开第五届监事会第三次会议的通知》。2006年5月29日上午,公司第五届监事会第三次会议在深房广场48楼会议室召开,应到监事5人,实到5人。会议的召集和召开符合有关法律、法规规章和公司章程的规定。

会议由监事会主席庄创辉先生主持;经投票表决,以5票赞成,0票反对,0票弃权审议通过了《深圳经济特区房地产(集团)股份有限公司监事会议事规则》。

特此公告。

深圳经济特区房地产(集团)股份有限公司

监事会

二〇〇六年五月二十九日

证券代码:000029、200029 证券简称:深深房A、深深房B (公告编号:2006-023)

深圳经济特区房地产(集团)股份有限公司2005年度股东大会通知

本公司及董事会全体成员保证公告内容的真实、准确、完整,没有虚假记载、误导性陈述或重大遗漏。

一、召开会议基本情况

(一)会议时间:2006年6月30日(周五)上午9:30

(二)会议地点:深圳市人民南路深房广场48楼会议室

(三)召集人:公司董事会

(四)召开方式:现场投票

(五)出席对象:

1、截止2006年6月26日(股权登记日)收市前在深圳证券结算公司在册持有本公司股票之股东,均有资格参加。具有出席资格而因故无法出席大会者,可书面委托他人出席,代为行使权利;

2、公司董事、监事和高级管理人员;

3、公司聘请的见证律师。

二、会议审议事项

(一)审议《2005年度董事会工作报告》;

(二)审议《2005年度监事会工作报告》;

(三)审议《2005年度利润分配方案》;

(四)审议《2005年度报告》;

以上议案的内容见4月25日公告的公司2005年度报告。

(五)审议《深圳经济特区房地产(集团)股份有限公司章程》(详见中国证监会指定网站);

(六)审议《深圳经济特区房地产(集团)股份有限公司股东大会议事规则》(详见中国证监会指定网站);

(七)审议《深圳经济特区房地产(集团)股份有限公司董事会议事规则》(详见中国证监会指定网站);

(八)审议《深圳经济特区房地产(集团)股份有限公司监事会议事规则》(详见中国证监会指定网站);

(九)审议《关于聘任会计师事务所的议案》

鉴于深圳南方民和会计师事务所与本公司签定的服务协议期满,经审议,同意继续聘任该事务所承担2006年度财务审计工作,年审计费用88万元人民币,其他条款不变。

三、现场股东大会会议登记办法

1、登记方式:股东持本人身份证、股东帐户卡、持股凭证,委托代表持本人身份证、委托书及授权人股权凭证出席本次会议。

2、登记时间:2006年6月29日上午9:00—12:00,下午2:00—5:00

3、登记地点:深圳市人民南路深房广场48楼会议室

四、注意事项:

1、会期半天,出席者食宿及交通费自理。

2、有关本次股东大会其他事宜,请垂询本公司董事会秘书处。

电话:(0755)82293000—4718、4715

传真:(0755)82294024

授权委托书

兹委托　　　　先生(女士)代表本人出席深圳经济特区房地产(集团)股份有限公司2005年度股东大会并对会议应表决事项行使表决权。

委托人姓名及身份证号码:　　　　股东帐号:

持股数:　　　　委托日期:

被委托人姓名及身份证号码:

深圳经济特区房地产(集团)股份有限公司

董事会

2006年5月29日

证券代码：000035 证券简称：*ST科健 公告编号：2006-14

中国科健股份有限公司2 0 0 5 年年度股东大会决议公告

本公司及董事会全体成员保证信息披露的内容真实、准确、完整，没有虚假记载、误导性陈述或重大遗漏。

一、重要提示

本次会议召开期间未增加、否决或变更提案。

二、会议召开的情况

1、召开时间：2006年6月30日（星期五）上午9：30

2、召开地点：深圳市蛇口工业六路科健大厦二楼会议室

3、召开方式：现场投票

4、召集人：公司董事会

5、主持人：董事王琢先生

6、会议的召开符合《公司法》、《股票上市规则》及《公司章程》的规定。

三、会议的出席情况

出席会议的股东及授权代表2人，代表公司股份6461.4万股，占公司有表决权总股份55.76%。

公司部分董事、全体监事、董秘及见证律师出席了会议。

公司高管列席了会议。

四、提案审议和表决情况

与会股东及其代表以现场记名投票的表决方式，逐项表决形成如下决议：

一、审议通过了《关于更换会计师事务所的议案》

表决结果：同意6461.4万股，占出席会议所有股东所持表决权100%；反对0股；弃权0股。

二、审议通过了《2005年度董事会工作报告》

表决结果：同意6461.4万股，占出席会议所有股东所持表决权100%；反对0股；弃权0股。

三、审议通过了《2005年度监事会工作报告》

表决结果：同意6461.4万股，占出席会议所有股东所持表决权100%；反对0股；弃权0股。

四、审议通过了《固定资产盘亏的议案》

表决结果：同意6461.4万股，占出席会议所有股东所持表决权100%；反对0股；弃权0股。

五、审议通过了《关于对应收账款、其他应收款计提坏帐准备的议案》

表决结果：同意6461.4万股，占出席会议所有股东所持表决权100%；反对0股；弃权0股。

六、审议通过了《关于重大会计差错更正的议案》

表决结果：同意6461.4万股，占出席会议所有股东所持表决权100%；反对0股；弃权0股。

七、审议通过了《2005年度报告正文及摘要》

表决结果：同意6461.4万股，占出席会议所有股东所持表决权100%；反对0股；弃权0股。

八、审议通过了《2005年度利润分配预案》

表决结果：同意6461.4万股，占出席会议所有股东所持表决权100%；反对0股；弃权0股。

九、审议通过了《关于修改〈公司章程〉的议案》

表决结果：同意6461.4万股，占出席会议所有股东所持表决权100%；反对0股；弃权0股。

十、审议通过了《关于选举李卫民先生为公司董事的议案》

表决结果：同意6461.4万股，占出席会议所有股东所持表决权100%；反对0股；弃权0股。

十一、审议通过了《关于转让深圳安科高技术股份有限公司全部股权的议案》

表决结果：同意6461.4万股，占出席会议所有股东所持表决权100%；反对0股；弃权0股。

五、律师出具的法律意见：

1、律师事务所名称：北京市中洋律师事务所

2、律师姓名：任湘

3、结论性意见：中国科健股份有限公司2005年度股东大会的召集、召开程序、出席本次股东大会代理人的资格、提案的提出及表决程序均符合《公司法》、《证券法》、《规范意见》和《公司章程》的规定。本次股东大会的决议合法有效。

中国科健股份有限公司董事会

2006年6月30日

股票简称：紫光古汉 股票代码：000590 公告编号：2006-017

清华紫光古汉生物制药股份有限公司 2005年度股东大会决议公告

本公司及董事会全体成员保证信息披露的内容真实、准确、完整，没有虚假记载、误导性陈述或重大遗漏。

一、重要提示

本次会议召开期间未出现增加、否决或变更提案等情况。

二、会议召开的情况

1、召开时间：2006年6月30日

2、召开地点：公司总部会议室（湖南省衡阳市先锋路54号）

3、召开方式：现场投票

4、召集人：公司董事会

5、主持人：郭元林

6、会议的召开符合《公司法》、《股票上市规则》及《公司章程》的规定。关于召开本次会议的通知刊登于2006年5月31日《中国证券报》、《证券时报》、《上海证券报》和巨潮资讯网（http://www.cninfo.com.cn）。

三、会议的出席情况

1、出席的总体情况

出席会议的股东及股东代理人共计39人，代表股数8,788万股，占公司有表决权总股份43.29%。

2、社会公众股股东出席情况

出席会议的社会公众股股东及股东代理人共计0人，代表股数 0股。

3、公司部分董事、监事、高级管理人员及公司聘请的见证律师、特邀嘉宾出席本次股东大会。

四、议案审议和表决情况：

会议对各项议案逐一审议并以记名投票方式，通过以下决议：

（一）审议通过了2005年度董事会工作报告

表决情况：

同意86,151,420股，占出席会议有效表决权股份总数98.2%；反对1,420,000股占出席会议有效表决权股份总数1.62%，；弃权159,300股，占出席会议有效表决权股份总数0.18%。

（二）审议通过了2005年度监事会工作报告

表决情况：

同意86,163,570股，占出席会议有效表决权股份总数98.21%；反对1,420,000股占出席会议有效表决权股份总数1.62%，；弃权147,150股，占出席会议有效表决权股份总数0.17%。

（三）审议通过了公司2005年度财务决算报告

表决情况：

同意86,151,420股，占出席会议有效表决权股份总数98.20%；反对1,420,000股占出席会议有效表决权股份总数1.62%，；弃权159,300股，占出席会议有效表决权股份总数0.18%。

（四）审议通过了公司2005年度利润分配方案

本公司2005年度不进行利润分配，也不进行资本公积金转增股本。

表决情况：

同意85,896,540股，占出席会议有效表决权股份总数97.91%；反对288,900股占出席会议有效表决权股份总数0.33%，；弃权1,545,280股，占出席会议有效表决权股份总数1.76%。

（五）审议通过了公司2005年年度报告

表决情况：

同意86,127,120股，占出席会议有效表决权股份总数98.17%；反对1,420,000股占出席会议有效表决权股份总数1.62%，；弃权183,600股，占出席会议有效表决权股份总数0.21%。

（六）审议通过了关于增补刘晖先生为公司董事的议案。

表决情况：

同意86,139,270股，占出席会议有效表决权股份总数98.19%；反对1,505,050股占出席会议有效表决权股份总数1.72%，；弃权86,400股，占出席会议有效表决权股份总数0.09%。

（七）审议通过了关于公司与湖南紫光古汉销售有限公司日常关联交易的议案：

公司关联股东紫光集团有限公司代表回避表决此议案。

表决情况：

同意42,435,720股，占出席会议有效表决权股份总数95.99%；反对1,420,000股占出席会议有效表决权股份总数3.21%，；弃权351,000股，占出席会议有效表决权股份总数0.79%。

（八）审议通过了关于续聘湖南天职孜信会计师事务所有限责任公司为公司2006年度报告审计单位和支付2005年度审计费用的议案。

表决情况：

同意87,391,870股，占出席会议有效表决权股份总数99.61%；反对0股；弃权338,850股，占出席会议有效表决权股份总数0.39%。

（九）审议通过了关于修改《公司章程》的议案。

表决情况：

同意87,391,870股，占出席会议有效表决权股份总数99.61%；反对0股；弃权338,850股，占出席会议有效表决权股份总数0.39%。

（十）审议通过了关于修改《股东大会议事规则》的议案。

表决情况：

同意87,391,870股，占出席会议有效表决权股份总数99.61%；反对0股；弃权338,850股，占出席会议有效表决权股份总数0.39%。

（十一）审议通过了关于修改《董事会议事规则》的议案。

表决情况：

同意87,391,870股，占出席会议有效表决权股份总数99.61%；反对0股；弃权338,850股，占出席会议有效表决权股份总数0.39%。

（十二）审议通过了关于修改《监事会议事规则》的议案。

表决情况：

同意87,391,870股，占出席会议有效表决权股份总数99.61%；反对0股；弃权338,850股，占出席会议有效表决权股份总数0.39%。

五、会议律师见证情况

本次股东大会由湖南银联律师事务所陈敏辉律师现场见证，并出具了法律意见书，认为公司本次股东大会召集和召开、程序、出席会议人员的资格、表决程序等均符合《公司法》、《股东大会规范意见》和《公司章程》的规定，本次股东大会的决议合法有效。

六、备查文件

1、与会董事和记录人确认的股东大会会议决议；

2、见证律师出具的法律意见书。

清华紫光古汉生物制药股份有限公司

董 事 会

2006年7月1日

股票简称：G深机场 股票代码：000089 公告编号：2006-16

深圳市机场股份有限公司2 0 0 6 年第一次临时股东大会决议公告

本公司及董事保证公告内容真实、准确、完整，没有虚假记载、误导性陈述或重大遗漏。

一、重要提示

本次会议召开期间没有增加、否决或变更提案。

二、会议召开的情况

1.召开时间：2006年6月30日上午9：00

2.召开地点：公司二楼会议室

3.召开方式：现场投票方式

4.召集人：公司第三届董事会

5.主持人：经全体董事推举，郭德法董事主持了会议。

6. 会议通知等相关文件刊登在2006年6月14日的《中国证券报》、《证券时报》及巨潮资讯网上。会议的召开符合《公司法》、《深圳证券交易所股票上市规则》及《公司章程》的规定。

三、会议的出席情况

股东（代理人）4人，所持（代理）股份789,950,081股，占公司有表决权股份总数的54.86%。

四、提案审议和表决情况

本次会议以书面方式逐项投票表决，通过如下议案：

1、关于选举黄传奇先生为公司第三届董事会董事的议案。

本项议案以789,950,081股同意，占出席会议有表决权股份的100%；0股反对，占出席会议有表决权股份的0%；0股弃权，占出席会议有表决权股份的0%获得通过。

2、关于修改公司章程的议案。

本项议案以789,950,081股同意，占出席会议有表决权股份的100%；0股反对，占出席会议有表决权股份的0%；0股弃权，占出席会议有表决权股份的0%获得通过。

五、律师出具的法律意见

1.律师事务所名称：广东深天成律师事务所

2.律师姓名：彭商鑫

3.结论性意见：公司本次股东大会的召集、召开、出席会议人员的资格、召集人资格及会议表决程序符合《公司法》、《证券法》、《股东大会规则》等法律、行政法规、部门规章以及公司章程的规定，本次股东大会通过的各项决议均合法有效。

深圳市机场股份有限公司

董 事 会

2006年6月30日

股票简称：G深机场 股票代码：000089 公告编号：2006-17

深圳市机场股份有限公司第三届董事会第十三次临时会议决议公告

本公司及董事会全体成员，保证信息披露的内容真实、准确、完整，没有虚假记载、误导性陈述或重大遗漏。

2006年6月30日，2006年第一次临时股东大会结束后，经全体董事提议，深圳市机场股份有限公司第三届董事会第十三次临时会议当日在公司二楼会议室召开。会议应当董事8人，实到6人，其中独立董事2人。黄传奇、郭德法、陆建清、寿长生董事和袁耀辉、韩彪独立董事亲自参加了本次会议。汤大杰董事委托郭德法董事，张立民独立董事委托韩彪独立董事代为行使表决权。会议的召开符合法律、法规、规章和公司章程的规定。监事3人，高级管理人员5人列席会议。全体董事推举郭德法董事主持会议，会议逐项审议通过了如下议案：

1、关于选举黄传奇先生为公司董事长的议案。

本项议案以8票同意，0票反对，0票弃权获得通过。

2、关于为公司控股子公司深圳市机场航空货运有限公司提供担保的议案。

本项议案以8票同意，0票反对，0票弃权获得通过。

特此公告。

深圳市机场股份有限公司

董 事 会

二〇〇六年六月三十日

股票简称：G深机场 股票代码：000089 公告编号：2006-18

深圳市机场股份有限公司为深圳市机场航空货运有限公司提供担保公告

本公司及董事会全体成员，保证信息披露的内容真实、准确、完整，没有虚假记载、误导性陈述或重大遗漏。

被担保人深圳市机场航空货运有限公司（以下简称货运公司）1993年5月在深圳市工商局登记成立，注册资本2500万元，法人代表寨昌钟，主营航空货物运输、仓储、分拨、包装、报关、报验及揽货、订舱、包机等业务。截止2005年末，货运公司总资产为12,751.95万元，净资产为6,775.94万元，主营收入为7,340.11万元，净利润为1,400.59万元。

按航空货运市场惯例，航空公司向货运代理人收取业务履约押金，货运公司业务量较大，均以现金方式交纳押金则资金不足且资金成本高。经与航空公司协商，同意本公司以开立银行保函方式为货运公司提供履约担保，担保金额累计不超过7000万元人民币，担保期限自2006年6月30日起至2007年6月30日并可循环使用。

货运公司为本公司之控股子公司，占其95%股权，具备从事国际、国内航空货运代理资格的一类、二类资格证书，是中国国际货运代理协会和深圳市货运代理协会会员，银行信用等级为AA+，资质良好，担保风险低。

截止2005年末，公司为货运公司提供担保总额为3685万元，占公司净资产的1.21%。公司为股东、实际控制人及关联方提供担保金额为0，直接或间接为资产负债率超过70%的被担保对象提供的担保为0，担保金额超过净资产50%部分的金额为0。

根据公司章程，本项担保需董事会审议批准，经表决，以8票同意，0票弃权，0票反对获得通过，董事会同意为其提供上述担保额度。

特此公告。

深圳市机场股份有限公司

董 事 会

二〇〇六年六月三十日

证券代码：600002 证券简称：齐鲁石化 编号：临2006-22

中国石化齐鲁股份有限公司2005年度股东大会决议公告

本公司及董事会全体成员保证公告内容的真实、准确和完整，对公告的虚假记载、误导性陈述或者重大遗漏负连带责任。

一、会议召开和出席情况

中国石化齐鲁股份有限公司2005年度股东大会于2006年6月30日下午2:30在齐鲁石化公司会议中心召开，会议由张瑞生董事长主持。出席本次股东大会的股东（含股东代理人）共1人，代表股份1943161000股，占公司股份总数的99.64 %。其中非流通股股东及股东授权代表1 名，代表有表决权的股份数1943161000股，占公司股份总数的99.64 %；流通股东0名，代表有表决权的股份数0股。符合《中华人民共和国公司法》及相关法律、法规和本公司章程的规定。

二、提案审议情况

本次会议采用记名投票表决，当场验票方式，以特别决议方式逐项审议通过了以下议案：

1、审议通过了关于修改《公司章程》、《董事会议事规则》、《监事会议事规则》《股东大会议事规则》部分条款的议案；

同意 1943161000股，占出席大会股东及代理人所持表决权股数的 100%；反对 0 股；弃权 0股。

以普通决议方式逐项审议通过了以下议案：

1、《公司董事会2005年度工作报告》；

同意1943161000股，占出席大会股东及代理人所持表决权股数的100%；反对 0 股；弃权 0股。

2、《公司监事会2005年度工作报告》；

同意 1943161000股，占出席大会股东及代理人所持表决权股数的100%；反对 0 股；弃权 0股。

3、公司2005年度财务决算报告；

同意 1943161000股，占出席大会股东及代理人所持表决权股数的100%；反对 0 股；弃权 0股。

4、公司2005年度利润分配方案

2005年公司实现利润总额263,642万元，净利润183,814万元。根据公司《章程》要求，按10%提取法定盈余公积18,381万元，按10%提取法定公益18,381万元，加上年初未分配利润97,803万元，2005年度可供分配利润为244,854万元。公司董事会决定2005年度公司不进行利润分配，也不以公积金转增股本。

同意 1943161000股，占出席大会股东及代理人所持表决权股数的 100%；反对 0 股；弃权 0股。

5、公司2005年度报告；

同意 1943161000股，占出席大会股东及代理人所持表决权股数的100%；反对 0 股；弃权 0股。

6、批准了关于匡永泰、张鸣华、任辉辞去独立董事职务的议案。

三人投票结果相同，均为：同意 1943161000股，占出席大会股东及代理人所持表决权股数的100%；反对 0 股；弃权 0股。

本次会议没有股东提出临时议案。

特此公告

中国石化齐鲁股份有限公司

董 事 会

2006年6月30日

证券代码：000522 证券简称：G白云山 公告编号：2006—027

广州白云山制药股份有限公司 二〇〇五年年度股东大会决议公告

本公司及董事会全体成员保证信息披露内容的真实、准确、完整，没有虚假记载、误导性陈述或重大遗漏。

一、重要提示

本次会议期间公司控股股东广州医药集团有限公司提出了《关于增补谢彬先生为本公司董事的议案》，议案主要内容为：鉴于夏泽民先生因个人健康原因辞去公司董事职务，现特提议增补谢彬先生为公司董事候选人，并提交公司2005年年度股东大会审议。

该议案已经本公司第五届董事会2005年度第五次临时会议审议通过，并同意提交本次股东大会审议，相关公告已经刊登在2006年6月16日的《中国证券报》和《证券时报》上。

二、会议召开的情况

1、召开时间：2005年6月30日上午9点

2、召开地点：本公司办公楼六楼

3、召开方式：现场投票

4、召集人：公司董事会

5、主持人：林继红董事

6、会议的召开符合《公司法》、《股票上市规则》及《公司章程》的规定。

三、会议的出席情况

1、出席的总体情况：

到会的股东（代理人）12人、代表股份218112325股、占上市公司有表决权总股份的46.50%。

四、提案审议和表决情况

1、审议通过了《2005年度董事会工作报告》；

同意218112325股，占出席会议所有股东所持表决权100%；反对0股，弃权0股。

2、审议通过了《2005年度监事会工作报告》；

同意218112325股，占出席会议所有股东所持表决权100%；反对0股，弃权0股。

3、审议通过了《2005年度财务决算报告》；

同意218112325股，占出席会议所有股东所持表决权100%；反对0股，弃权0股。

4、审议通过了《2005年度利润分配方案》；

同意217912325股，占出席会议所有股东所持表决权99.91%；反对200000股，占出席会议所有股东所持表决权0.09%，弃权0股。

4、审议通过了《2005年年度报告及摘要》；

同意218112325股，占出席会议所有股东所持表决权100%；反对0股，弃权0股。

6、审议通过了《关于续聘广东羊城会计师事务所为公司财务审计机构并授权董事会确定其报酬的议案》；

同意218112325股，占出席会议所有股东所持表决权100%；反对0股，弃权0股。

7、审议通过了《关于修改<公司章程>的议案》；

同意218112325股，占出席会议所有股东所持表决权100%；反对0股，弃权0股。

8、审议通过了《关于修改<股东大会议事规则>的议案》；

同意218112325股，占出席会议所有股东所持表决权100%；反对0股，弃权0股。

9、审议通过了《关于修改<董事会议事规则>的议案》；

同意218112325股，占出席会议所有股东所持表决权100%；反对0股，弃权0股。

10、审议通过了《关于修改<监事会议事规则>的议案》；

同意218112325股，占出席会议所有股东所持表决权100%；反对0股，弃权0股。

11、审议通过了《关于增加公司经营范围的议案》；

同意218112325股，占出席会议所有股东所持表决权100%；反对0股，弃权0股。

12、审议通过了《关于预计本公司2006年度日常关联交易事项的议案》；

同意52212325股，占出席会议所有股东所持表决权100%；反对0股，弃权0股。

因本议案涉及关联交易，关联股东代表的165900000股回避表决。

13、审议通过了《关于增补谢彬先生为本公司董事的议案》；

同意218112325股，占出席会议所有股东所持表决权100%；反对0股，弃权0股。

五、律师出具的法律意见

1、律师事务所名称：广东正平天成律师事务所

2、律师姓名：吕晖

3、结论性意见：公司本次股东大会的召集和召开程序、出席本次股东大会人员资格、股东大会的表决程序符合有关法律、法规及《上市公司股东大会规范意见》规定，该次股东大会形成的决议合法有效。

特此公告。

广州白云山制药股份有限公司股东会

二〇〇六年六月三十日

证券代码：000522 证券简称：G白云山 公告编号：2006—028

广州白云山制药股份有限公司第五届董事会二〇〇六年度第一次会议决议公告

本公司及董事会全体成员保证信息披露内容的真实、准确、完整，没有虚假记载、误导性陈述或重大遗漏。

本公司于2006年6月20日以传真或送达方式发出第五届董事会二〇〇六年度第一次会议通知，正式会议于2006年6月30日上午11：00在本公司办公楼六楼会议室举行。会议由林继红董事主持，会议应到董事9人，实到董事8人，王良平副董事长因出差在外无法出席会议，特此请假，全体监事及高级管理人员列席了本次会议，符合《公司法》和《公司章程》的规定。会议审议通过了如下议案：

1、选举谢彬先生为本公司董事长，任期与公司第五届董事会一致；

（表决情况：8票同意，0票反对，0票弃权）

2、关于广州白云山何济公制药有限公司和广州白云山外用药厂合并的议案。

（表决情况：8票同意，0票反对，0票弃权）

同意取消广州白云山何济公制药有限公司独立法人资格，将其与广州白云山外用药厂合并组建广州白云山何济公制药厂。

特此公告。

广州白云山制药股份有限公司董事会

二〇〇六年六月三十日

证券代码：000029、200029 证券简称：G深深房、深深房B （公告编号：临2006-024）

深圳经济特区房地产（集团）股份有限公司2005年度股东大会决议公告

本公司及董事会全体成员保证公告内容的真实、准确、完整，没有虚假记载、误导性陈述或重大遗漏。

一、重要提示

本次股东大会期间没有增加、否决或变更提案。

二、会议召开情况

（一）召开时间：2006年6月30日（周五）上午9：30

（二）召开地点：深圳市人民南路深房广场48楼会议室

（三）召开方式：现场投票

（四）召集人：公司董事会

（五）主持人：董事长邵志和先生

（六）会议的召开符合《公司法》、《深圳证券交易所股票上市规则》及本公司《章程》的有关规定。

三、会议的出席情况：

1、出席的总体情况：出席股东（代理人）共2 人，代表股份672,941,600股，占公司有表决权总股份的66.52%。

2、A股股东出席情况：A股股东（代理人）共1人，代表股份672,864,200股，占公司A股股东有表决权股份的75.46%。

3、B股股东出席情况：B股股东（代理人）共1人，代表股份77,400股，占公司B股股东有表决权股份的0.06%。

4、其他人员出席情况：公司董事、监事、高级管理人员、公司聘请的见证律师等。

四、提案审议和表决情况

（一）审议并通过了《2005年度董事会工作报告》，表决情况如下：

表决情况	代表股数	同意（股）	同意比例	反对	弃权
与会全体股东	672,941,600	672,941,600	100%	0	0
与会A股股东	672,864,200	672,864,200	100%	0	0
与会B股股东	77,400	77,400	100%	0	0

（二）审议并通过了《2005年度监事会工作报告》。

表决情况如下：

表决情况	代表股数	同意（股）	同意比例	反对	弃权
与会全体股东	672,941,600	672,941,600	100%	0	0
与会A股股东	672,864,200	672,864,200	100%	0	0
与会B股股东	77,400	77,400	100%	0	0

（三）审议并通过了《2005年度利润分配方案》。

表决情况如下：

表决情况	代表股数	同意（股）	同意比例	反对	弃权
与会全体股东	672,941,600	672,941,600	100%	0	0
与会A股股东	672,864,200	672,864,200	100%	0	0
与会B股股东	77,400	77,400	100%	0	0

（四）审议并通过了《2005年度报告》。

表决情况如下：

表决情况	代表股数	同意（股）	同意比例	反对	弃权
与会全体股东	672,941,600	672,941,600	100%	0	0
与会A股股东	672,864,200	672,864,200	100%	0	0
与会B股股东	77,400	77,400	100%	0	0

（五）以特别决议方式审议并通过了《深圳经济特区房地产（集团）股份有限公司章程》。

表决情况如下：

表决情况	代表股数	同意（股）	同意比例	反对	弃权
与会全体股东	672,941,600	672,941,600	100%	0	0
与会A股股东	672,864,200	672,864,200	100%	0	0
与会B股股东	77,400	77,400	100%	0	0

（六）审议并通过了《深圳经济特区房地产（集团）股份有限公司股东大会议事规则》。

表决情况如下：

表决情况	代表股数	同意（股）	同意比例	反对	弃权
与会全体股东	672,941,600	672,941,600	100%	0	0
与会A股股东	672,864,200	672,864,200	100%	0	0
与会B股股东	77,400	77,400	100%	0	0

（七）审议并通过了《深圳经济特区房地产（集团）股份有限公司董事会议事规则》。

表决情况如下：

表决情况	代表股数	同意（股）	同意比例	反对	弃权
与会全体股东	672,941,600	672,941,600	100%	0	0
与会A股股东	672,864,200	672,864,200	100%	0	0
与会B股股东	77,400	77,400	100%	0	0

（八）审议并通过了《深圳经济特区房地产（集团）股份有限公司监事会议事规则》。

表决情况如下：

表决情况	代表股数	同意（股）	同意比例	反对	弃权
与会全体股东	672,941,600	672,941,600	100%	0	0
与会A股股东	672,864,200	672,864,200	100%	0	0
与会B股股东	77,400	77,400	100%	0	0

（九）审议并通过了《关于聘请会计师事务所的议案》。

表决情况如下：

表决情况	代表股数	同意（股）	同意比例	反对	弃权
与会全体股东	672,941,600	672,941,600	100%	0	0
与会A股股东	672,864,200	672,864,200	100%	0	0
与会B股股东	77,400	77,400	100%	0	0

五、律师出具的法律意见

1、律师事务所名称：广东信达律师事务所。

2、律师姓名：李征。

3、结论性意见：广东信达律师事务所认为本次股东大会的召集、召开程序符合有关法律、法规、规章和公司章程的规定，出席股东大会的人员资格合法有效，表决程序、表决结果合法有效。

特此公告。

深圳经济特区房地产（集团）股份有限公司

董 事 会

2006年7月1日

证券代码：000029、200029 证券简称：深深房A、深深房B （公告编号：2006-025）

深圳经济特区房地产（集团）股份有限公司副总经理辞职公告

本公司及董事会全体成员保证公告内容的真实、准确和完整，没有虚假记载、误导性陈述或重大遗漏。

本公司副总经理沈跃生先生因个人身体健康原因于2006年6月26日向董事会申请辞去副总经理职务，经董事会研究决定：

同意沈跃生先生辞去本公司副总经理职务。

特此公告。

深圳经济特区房地产（集团）股份有限公司

董 事 会

2006年7月1日

证券代码：000009 证券简称：深宝安A 公告编号：2006-025

中国宝安集团股份有限公司2005年度股东大会决议公告

本公司及董事局全体成员保证信息披露的内容真实、准确、完整，没有虚假记载、误导性陈述或者重大遗漏。

一、重要提示

在本次会议召开期间没有增加、否决或变更提案的情况。

二、会议召开的情况

1、召开时间：2006年6月30日上午9：30

2、召开地点：深圳市笋岗东路1002号宝安广场A座29楼会议室

3、召开方式：现场投票

4、召 集 人：中国宝安集团股份有限公司董事局

5、主 持 人：董事局常务副主席陈泰泉先生

6、本次会议的召开符合《公司法》、《股票上市规则》及《公司章程》的有关规定。

三、会议的出席情况

1、出席的总体情况：股东（代理人）共9人，代表股份22983.64万股，占公司有表决权股份总数的23.97%。

2、社会公众股股东出席情况：社会公众股股东（代理人）共7人，代表股份31.94万股，占公司社会公众股股东表决权股份总数0.055%。

四、提案审议和表决情况

1、审议通过了《2005年度董事局工作报告》

(1)总的表决情况：同意22983.64万股，占出席会议所有股东所持表决权100%；反对0股，弃权0股。

(2)社会公众股股东的表决情况：同意31.94万股，占出席会议社会公众股股东所持表决权100%；反对0股，弃权0股。

2、审议通过了《2005年度监事会工作报告》

(1)总的表决情况：同意22983.64万股，占出席会议所有股东所持表决权100%；反对0股，弃权0股。

(2)社会公众股股东的表决情况：同意31.94万股，占出席会议社会公众股股东所持表决权100%；反对0股，弃权0股。

3、审议通过了《2005年度利润分配预案》

(1)总的表决情况：同意22983.64万股，占出席会议所有股东所持表决权100%；反对0股，弃权0股。

(2)社会公众股股东的表决情况：同意31.94万股，占出席会议社会公众股股东所持表决权100%；反对0股，弃权0股。

4、审议通过了《2005年度财务决算报告》

(1)总的表决情况：同意22983.64万股，占出席会议所有股东所持表决权100%；反对0股，弃权0股。

(2)社会公众股股东的表决情况：同意31.94万股，占出席会议社会公众股股东所持表决权100%；反对0股，弃权0股。

5、审议通过了《关于追溯调整利润的议案》

(1)总的表决情况：同意22983.64万股，占出席会议所有股东所持表决权100%；反对0股，弃权0股。

(2)社会公众股股东的表决情况：同意31.94万股，占出席会议社会公众股股东所持表决权100%；反对0股，弃权0股。

6、审议通过了《关于对会计师事务所出具保留意见的特别说明》

(1)总的表决情况：同意12288.62万股，占出席会议所有股东所持表决权53.47%；反对0股，占出席会议所有股东所持表决权0%；弃权10695.02万股，占出席会议所有股东所持表决权46.53%。

(2)社会公众股股东的表决情况：同意31.94万股，占出席会议社会公众股股东所持表决权100%；反对0股，弃权0股。

7、审议通过了《关于出售资产的议案》

(1)总的表决情况：同意12288.62万股，占出席会议所有股东所持表决权53.47%；反对0股，占出席会议所有股东所持表决权0%；弃权10695.02万股，占出席会议所有股东所持表决权46.53%。

(2)社会公众股股东的表决情况：同意31.94万股，占出席会议社会公众股股东所持表决权100%；反对0股，弃权0股。

8、审议通过了《关于关联交易的议案》

由于深圳市富安控股有限公司、恒隆国际有限公司、深圳市远通物流实业有限公司属于关联股东，根据有关法律、法规的规定，在本次审议中进行了回避，所以该议案的有效表决权为10726.96万股。

(1)总的表决情况：同意10726.96万股，占出席会议所有股东有效表决权100%；反对0股；弃权0股。

(2)社会公众股股东的表决情况：同意31.94万股，占出席会议社会公众股股东所持表决权100%；反对0股，弃权0股。

9、审议通过了《关于提供担保的议案》

(1)总的表决情况：同意22983.64万股，占出席会议所有股东所持表决权100%；反对0股，弃权0股。

(2)社会公众股股东的表决情况：同意31.94万股，占出席会议社会公众股股东所持表决权100%；反对0股，弃权0股。

10、审议通过了《关于修改公司章程的议案》

(1)总的表决情况：同意22983.64万股，占出席会议所有股东所持表决权100%；反对0股，弃权0股。

(2)社会公众股股东的表决情况：同意31.94万股，占出席会议社会公众股股东所持表决权100%；反对0股，弃权0股。

11、审议通过了《关于修改股东大会议事规则的议案》

(1)总的表决情况：同意22983.64万股，占出席会议所有股东所持表决权100%；反对0股，弃权0股。

(2)社会公众股股东的表决情况：同意31.94万股，占出席会议社会公众股股东所持表决权100%；反对0股，弃权0股。

12、审议通过了《关于修改董事局议事规则的议案》

(1)总的表决情况：同意22983.64万股，占出席会议所有股东所持表决权100%；反对0股，弃权0股。

(2)社会公众股股东的表决情况：同意31.94万股，占出席会议社会公众股股东所持表决权100%；反对0股，弃权0股。

13、审议通过了《关于修改监事会议事规则的议案》

(1)总的表决情况：同意22983.64万股，占出席会议所有股东所持表决权100%；反对0股，弃权0股。

(2)社会公众股股东的表决情况：同意31.94万股，占出席会议社会公众股股东所持表决权100%；反对0股，弃权0股。

五、律师出具的法律意见

1、律师事务所名称：北京市金杜律师事务所深圳分所

2、律师名称：宋萍萍

3、结论性意见：

本所律师认为，公司本次股东大会的召集、召开程序符合《公司法》、《上市公司股东大会规则》等有关法律、法规的规定，符合《公司章程》的有关规定；召集人资格、出席股东大会的人员资格合法、有效；股东大会的表决程序、表决结果合法、有效。

五、备查文件

1、股东大会文件；

2、法律意见书；

3、股东大会会议记录；

4、公司其他资料。

特此公告

中国宝安集团股份有限公司董事局

二〇〇六年七月一日

证券代码600089 证券简称：特变电工 编号：临2006-027

特变电工股份有限公司 2005年年度股东大会决议公告

特别提示：本公司及董事会全体成员保证公告内容的真实、准确和完整，对公告的虚假记载、误导性陈述或者重大遗漏负连带责任。

重要内容提示：

● 本次会议无否决或修改提案的情况；

● 本次会议无新提案提交表决。

一、会议召开和出席情况

特变电工股份有限公司2005年年度股东大会于2006年6月30日上午10:30在公司一楼会议室准时召开，出席本次会议的股东及股东授权委托代表共15人，代表股份148,888,833股，占公司总股本的34.87%，符合《公司法》及《公司章程》的规定，公司董事长张新主持本次会议，公司部分董事、监事和高级管理人员列席了本次会议。

二、提案审议情况

与会股东认真审议了董事会、监事会提交的各项议案，经表决，通过了如下决议：

1、审议通过了公司2005年度董事会工作报告；

本项决议同意票148,888,833股，占出席会议有效表决权的100%，反对票0股，弃权票0股。

2、审议通过了公司2005年度监事会工作报告；

本项决议同意票148,888,833股，占出席会议有效表决权的100%，反对票0股，弃权票0股。

3、审议通过了公司2005年度财务决算报告；

本项决议同意票148,888,833股，占出席会议有效表决权的100%，反对票0股，弃权票0股。

4、审议通过了公司2005年度利润分配方案；

经天津五洲联合会计师事务所审计，2005年度本公司（母公司）实现净利润121,812,280.91元，根据《公司章程》规定，提取10%的法定公积金12,181,228.09元，提取5%的法定公益金6,090,614.05元，加上年初未分配利润297,576,023.84元，2005年度可供股东分配的利润为401,116,462.61元。公司以2005年12月31日总股本388,199,469股为基数，向全体股东每10股派1元（含税），共派现金38,819,946.90元。

2006年4月24日，公司因股权分置改革向全体股东按每10股转增1股的比例进行资本公积金转增股本，资本公积金转增股本后，公司总股本变更为427,019,416股。公司派发现金股利38,819,946.90元按资本公积金转增股本后的总股本计算，向全体股东每10股派0.909元（含税）。期末未分配利润362,296,515.71元，结转下一年度分配。

本项决议同意票148,888,833股，占出席会议有效表决权的100%，反对票0股，弃权票0股。

5、审议通过了公司2005年度报告及年度报告摘要；

本项决议同意票148,888,833股，占出席会议有效表决权的100%，反对票0股，弃权票0股。

6、审议通过了公司2006年度聘任会计师事务所及其报酬的议案；

本项决议同意票148,888,833股，占出席会议有效表决权的100%，反对票0股，弃权票0股。

7、选举产生了公司第五届董事会成员；

会议以累积投票制方式选举张新、叶军、陈伟林、李边区、雷霞、米长印、王学斌为公司第五届董事会董事，选举周小谦、俞云龙、陈盈如、孙卫红为公司第五届董事会独立董事，各董事及独立董事得票情况如下：

候选人	获得同意票(股)	占到会股东有效表决权比例
张新	148,888,833	100%
叶军	148,888,833	100%
陈伟林	148,888,833	100%
李边区	148,888,833	100%
雷霞	148,888,833	100%
米长印	148,888,833	100%
王学斌	148,888,833	100%
周小谦	148,888,833	100%
俞云龙	148,888,833	100%
陈盈如	148,888,833	100%
孙卫红	148,888,833	100%

8、选举产生了公司第五届监事会成员；

会议以累积投票制方式选举董文华、敬忠为公司第五届监事会监事，各监事得票情况如下：

候选人	获得同意票(股)	占到会股东有效表决权比例
董文华	148,888,833	100%
敬忠	148,888,833	100%

公司工会委员会推荐熊玉贵、陈星、孙健为公司第五届监事会职工监事。

9、审议通过了公司章程；

本项决议同意票148,888,833股，占出席会议有效表决权的100%，反对票0股，弃权票0股。

10、审议通过了股东大会议事规则；

本项决议同意票148,888,833股，占出席会议有效表决权的100%，反对票0股，弃权票0股。

11、审议通过了董事会议事规则；

本项决议同意票148,888,833股，占出席会议有效表决权的100%，反对票0股，弃权票0股。

12、审议通过了监事会议事规则；

本项决议同意票148,888,833股，占出席会议有效表决权的100%，反对票0股，弃权票0股。

三、律师见证情况：

公司聘请的新疆天阳律师事务所律师现场见证了本次股东大会，并出具了天阳证股字[2006]第30号《新疆天阳律师事务所关于特变电工股份有限公司二〇〇五年度股东大会法律意见书》，认为：公司二〇〇五年度股东大会的召集及召开程序、出席本次股东大会的人员资格、本次股东大会议案的表决程序和表决结果，符合《公司法》、《证券法》、《股东大会规则》以及《公司章程》的有关规定，合法有效。

四、备查文件目录：

1、特变电工股份有限公司2005年年度股东大会决议；

2、《新疆天阳律师事务所关于特变电工股份有限公司二〇〇五年度股东大会法律意见书》。

特变电工股份有限公司

2006年6月30日

股票简称：特变电工 股票代码：600089 编号：临2006-028

特变电工股份有限公司 五届一次董事会会议决议公告

特变电工股份有限公司于2006年6月20日以传真方式发出召开公司五届一次董事会会议的通知，2006年6月30日在公司一楼会议室召开了公司五届一次董事会会议，应出席会议董事11人，实际出席会议董事11人。其中亲自出席会议的董事8人，董事叶军因工作原因未能亲自出席会议，委托董事张新代为出席会议并行使表决权；董事李边区因工作原因未能亲自出席会议，委托董事雷霞代为出席会议并行使表决权；独立董事周小谦因工作原因未能亲自出席会议，委托独立董事俞云龙代为出席会议并行使表决权。会议由董事长张新主持，公司监事及部分高级管理人员列席会议，会议召开程序符合《公司法》及《公司章程》的相关规定，会议所作决议合法有效。

会议审议通过了以下议案：

1、会议选举张新先生为公司第五届董事会董事长（张新简历附后）。（该项议案同意票11票，反对票0票，弃权票0票）；

2、经公司董事长张新先生提名，董事会聘任叶军先生为公司总经理，郭俊香女士为公司董事会秘书（叶军、郭俊香简历附后）。（该项议案同意票11票，反对票0票，弃权票0票）；

3、经公司总经理叶军先生提名，董事会聘任李建华先生为公司副总经理；尤智才先生为公司总会计师、许国平先生为公司总经济师（上述高级管理人员简历附后）。（该项议案同意票11票，反对票0票，弃权票0票）；

公司第五届独立董事周小谦、俞云龙、陈盈如、孙卫红对上述公司高级管理人员的任职资格发表如下独立意见：

(1)任职资格：经审查上述人员个人履历，未发现有《公司法》第147条规定的情况及被中国证监会确定为市场禁入者的情况；

(2)提名程序：上述人员的提名程序符合《公司法》《公司章程》的有关规定；

(3)上述同志的学历、工作经历、身体状况均能够胜任公司高级管理人员职务的要求。

4、审议通过了确定公司第五届董事会战略、审计、提名、薪酬与考核委员会委员人选的议案（该项议案同意票11票，反对票0票，弃权票0票）；

董事会各委员会人员确定如下：

(1)董事会战略委员会人员：

主任委员：张新

委员：叶军、李边区、雷霞、王学斌、周小谦、俞云龙

(2)、董事会提名委员会人员：

主任委员：陈盈如

委员：孙卫红、周小谦、张新、叶军

(3)、董事会审计委员会人员：

主任委员：孙卫红

委员：陈盈如、周小谦、陈伟林、米长印

(4)、董事会薪酬与考核委员会人员：

主任委员：陈盈如

委员：孙卫红、俞云龙、张新、王学斌

5、审议通过了公司向中国进出口银行申请8亿元贷款的议案（该项议案同意票11票，反对票0票，弃权票0票）；

由于公司与塔吉克斯坦共和国的The Open Joint Stock Company "Barki Tojik"公司签定了《220KV架空输电线路项目合同》及《500KV架空输电线路项目合同》，上述合同总金额3.39亿美元，首批预付款为合同总金额的15%。由于实施上述项目时，设备备货期会出现资金的阶段性集中使用情况；公司拟向中国进出口银行申请8亿元专项贷款，贷款期限为5年，与项目执行期相匹配，利率为4.05%。

特变电工股份有限公司

2006年6月30日

附：简历

张新：男、汉、44岁、党员、大专学历、高级工程师职称。现任特变电工股份有限公司董事长，曾任新疆昌吉市变压器厂厂长、特变电工股份有限公司董事长兼总经理。

叶军：男、汉、41岁、党员、大专学历，高级经济师职称。现任特变电工股份有限公司总经理，特变电工沈阳变压器集团有限公司总经理，特变电工衡阳变压器有限责任公司董事长，曾任特变电工股份有限公司常务副总经理。

李建华：男，36岁，党员，硕士研究生，曾任特变电工沈阳变压器集团有限公司技术中心主任助理、特变电工沈阳变压器集团有限公司总经办主任。

尤智才：男，31岁，党员，大专学历，高级会计师，现任特变电工股份有限公司总会计师，曾任新疆电线电缆厂副厂长、财务科科长。

郭俊香：女，35岁，党员，本科学历，高级经济师，现任特变电工股份有限公司董事会秘书，曾任特变电工股份有限公司副总经理兼董事会秘书、证券部主任。

许国平：男，44岁，研究生学历，高级经济师，现任特变电工股份有限公司总经济师，曾任特变电工股份有限公司投资发展部部长。

股票简称：特变电工 股票代码：600089 编号：临2006-029

特变电工股份有限公司 五届一次监事会决议公告

特变电工股份有限公司于2006年6月20日以传真方式发出召开公司五届一次监事会会议的通知，2006年6月30日在公司一楼会议室召开了公司五届一次监事会会议，应出席会议监事5人，实际出席会议监事5人。其中，监事陈星因工作原因未能亲自出席会议，授权监事熊玉贵代为出席会议并行使表决权。会议由监事熊玉贵主持，会议召开程序符合《公司法》及《公司章程》的相关规定，会议所作决议合法有效。

会议选举熊玉贵先生为公司第五届监事会监事会主席。（该项议案同意票5票，反对票0票，弃权票0票）；

熊玉贵简历：

熊玉贵：男，汉，56岁，党员，高级政工师职称，现任特变电工股份有限公司党委书记，曾任昌吉州石油公司书记兼副经理；新疆电线电缆厂党委书记。

特变电工股份有限公司

2006年6月30日

证券代码：000779 证券简称：＊ST洮神 公告编号：2006—016

兰州三毛实业股份有限公司 2005年度股东大会决议公告

本公司及董事会全体成员保证信息披露的内容真实、准确、完整，没有虚假记载、误导性陈述或重大遗漏。

一、重要提示

本次会议召开期间没有增加、变更提案，有两项议案被否决。

二、会议召开的情况

1.召开时间：2006年6月30日

2.召开地点：本公司办公大楼七楼会议室

3.召开方式：现场投票

4.召集人：本公司董事会

5.主持人：罗钟杰副董事长

6.会议的召开符合《公司法》、《股票上市规则》及《公司章程》的规定。

三、会议的出席情况

1.出席的总体情况：

股东7人、代表股份8138.3984万股、占上市公司有表决权总股份44.43%

2.社会公众股股东出席情况：

社会公众股股东5人、代表股份1.9184万股，占公司社会公众股股东表决权股份总数0.02%，全部是现场出席。

四、提案审议和表决情况

本次会议议案，除第七项和第八项是特别决议外，其余各项均为普通决议，会议采用逐项表决的方式通过了以下决议：

(一)2005年度董事会工作报告（详见2006年4月20日载于http//:www.cninfo.com.cn上的2005年年度报告）：

1.总的表决情况：

同意8138.3984股，占出席会议所有股东所持表决权100%；反对0股；弃权0股。

2.社会公众股股东的表决情况：

同意1.9184万股，占出席会议社会公众股股东所持表决权100%；反对0股；弃权0股。

3.表决结果：审议通过。

(二)2005年度监事会工作报告（详见2006年4月20日载于http//:www.cninfo.com.cn上的2005年年度报告）：

1.总的表决情况：

同意8138.3984万股，占出席会议所有股东所持表决权100%；反对0股；弃权0股。

2.社会公众股股东的表决情况：

同意1.9184万股，占出席会议社会公众股股东所持表决权100%；反对0股；弃权0股。

3.表决结果：审议通过。

(三)2005年度财务决算预案（详见2006年4月20日载于http//:www.cninfo.com.cn上的2005年年度报告）：

1.总的表决情况：

同意8138.3984万股，占出席会议所有股东所持表决权100%；反对0股；弃权0股。

2.社会公众股股东的表决情况：

同意1.9184万股，占出席会议社会公众股股东所持表决权100%；反对0股；弃权0股。

3.表决结果：审议通过。

(四)2005年年度报告及其摘要（详见2006年4月20日载于http//:www.cninfo.com.cn上的2005年年度报告）：

1.总的表决情况：

同意8138.3984万股，占出席会议所有股东所持表决权100%；反对0股；弃权0股。

2.社会公众股股东的表决情况：

同意1.9184万股，占出席会议社会公众股股东所持表决权100%；反对0股；弃权0股。

3.表决结果：审议通过；

(五)2005年度利润分配预案（详见2006年4月20日载于http//:www.cninfo.com.cn上的2004年年度报告）：

1.总的表决情况：

同意8137.9984万股，占出席会议所有股东所持表决权99.99%；反对0股；弃权4100股。

2.社会公众股股东的表决情况：

同意1.5084万股，占出席会议社会公众股股东所持表决权78.63%；反对0股；弃权4100股。

3.表决结果：审议通过。

(六)关于续聘北京五联方圆会计师事务所有限公司为本公司2006年度审计机构的议案（详见2006年4月20日载于http//:www.cninfo.com.cn上的兰州三毛实业股份有限公司第二届董事会第六十三次会议决议决议公告）：

1.总的表决情况：

同意8137.9984万股，占出席会议所有股东所持表决权99.99%；反对0股；弃权0股。

2.社会公众股股东的表决情况：

同意1.5084万股，占出席会议社会公众股股东所持表决权78.63%；反对0股；弃权4100股。

3.表决结果：审议通过。

(七)关于修改《公司章程》部分条款的议案（详见2006年4月20日载于http//:www.cninfo.com.cn上的关于修改公司《章程》部分条款的预案）：

1.总的表决情况：

同意0万股；反对0股；弃权8138.3984万股。

2.社会公众股股东的表决情况：

同意0股；反对0股；弃权1.9184万股。

3.表决结果：该决议为特别决议，由于同意票未达到出席会议所有股东所持表决权2/3，审议未通过。

(八)关于修改《公司股东大会议事规则》部分条款的议案（详见2006年4月20日载于http//:www.cninfo.com.cn上的关于修改《股东大会议事规则》部分条款的议案）：

1.总的表决情况：

同意0万股；反对0股；弃权8138.3984万股。

2.社会公众股股东的表决情况：

同意0股；反对0股；弃权1.9184万股

3.表决结果：该决议为特别决议，由于同意票未达到出席会议所有股东所持表决权2/3，审议未通过。

五、律师出具的法律意见

1.律师事务所名称：甘肃正天合律师事务所

2.律师姓名：杨军

3.结论性意见：公司2005年度股东大会的召集和召开程序、出席会议人员资格及表决程序等事宜，均符合法律法规及《公司章程》的有关规定，所通过的决议合法有效。

特此公告。

兰州三毛实业股份有限公司

2006年6月30日

甘肃正天合律师事务所 关于兰州三毛实业股份有限公司 二〇〇五年度股东大会的法律意见书

正天合书字(2006)第068号

致：兰州三毛实业股份有限公司

甘肃正天合律师事务所（以下简称"本所"）受贵公司的委托，就贵公司2005年度股东大会（以下简称"本次股东大会"）召开的有关事宜，根据《中华人民共和国公司法》（以下简称《公司法》）、《上市公司股东大会规则》（以下简称《规则》）、《兰州三毛实业股份有限公司章程》（以下简称《公司章程》）的有关规定，出具本法律意见。

为出具本法律意见，本所委派具有证券业务服务经验的律师列席了贵公司本次股东大会，并根据现行法律、法规的有关规定及要求，按照律师行业公认的业务标准、道德规范和勤勉尽责精神，对贵公司提供的与本次股东大会召开有关的文件和事实进行了核查和验证，在此基础上，本所律师对本法律意见书出具之日及以前所发生的事实发表法律意见如下：

一、关于本次股东大会的召集和召开

(一)本次股东大会的召集

根据贵公司于2006年5月30日在深圳证券交易所网站上刊载的《兰州三毛实业股份有限公司第二届董事会第六十三次会议决议暨关于召开2005年度股东大会的通知》（以下称《通知》），贵公司董事会已就本次股东大会的召开作出了决议并以通知形式通知股东。据此，贵公司本次股东大会的召集符合《公司法》、《规则》及《公司章程》的有关规定。

(二)本次股东大会的召开

1、根据《通知》，贵公司定于2006年6月30日召开本次股东大会。贵公司召开本次股东大会的通知已提前三十日以公告方式通知了股东。据此，贵公司通知召开本次股东大会的时间符合《公司法》及《公司章程》有关规定。

2、根据《通知》，贵公司有关本次股东大会会议通知的主要内容有：会议主要议题、出席会议人员、会议登记办法、会议地点和时间、联系人姓名和电话号码等，该《通知》的主要内容符合《公司章程》的有关规定。

3、根据本所律师的审查，本次股东大会召开的实际时间、地点与股东大会会议通知中所告知的时间、地点一致，符合《规则》及《公司章程》的有关规定。

4、根据本所律师的审查，本次股东大会由公司董事长江玉森先生委托副董事长罗钟杰先生主持，符合《公司法》及《公司章程》的有关规定。

二、关于出席本次股东大会人员的资格

1、根据中国证券登记结算有限公司深圳分公司提供的贵公司截至2006年6月23日下午交易结束时之股东名称和姓名的《股东名册》，上海开开实业股份有限公司、兰州三毛纺织（集团）有限责任公司均为贵公司法人股股东，罗钟杰、陈德华、王康、高进恒、乔甘丽均为贵公司自然人股东，有权出席本次股东大会。根据本所律师的审查，前述法人股股东均由其法定代表人出席本次股东大会，自然人股东均由其本人出席本次股东大会，符合《公司章程》的有关规定。

2、出席会议的贵公司董事、监事、高级管理人员均系依法产生，有权出席本次股东大会。

三、关于本次股东大会的表决程序

1、根据贵公司所作的统计及本所律师的核查，出席本次股东大会之股东所持有的股份共计81383984股，占公司总股本的44.44%。

2、出席本次股东大会的股东指定陈德华、王康、乔甘丽为大会监票人和计票人，对审议事项的投票表决进行清点，符合《公司章程》的有关规定。

3、根据本所律师的审查，本次股东大会采取记名方式投票表决，出席会议的股东就列入本次股东大会议事日程的提案逐项进行了表决。该表决方式符合《公司法》、《规则》的有关规定。

4、根据贵公司股东指定代表对表决结果所做的清点及本所律师的审查，本次股东大会对提案的表决结果如下：

(1)《2005年度董事会工作报告》，经出席本次股东大会的股东所持表决权的100%通过。

(2)《2005年度监事会工作报告》，经出席本次股东大会的股东所持表决权的100%通过。

(3)《2005年度财务决算预案》，经出席本次股东大会的股东所持表决权的100%通过。

(4)《2005年年度报告及其摘要》，经出席本次股东大会的股东所持表决权的100%通过。

(5)《2005年度利润分配预案》，经出席本次股东大会的股东所持表决权的99.99%通过。

(6)《关于续聘北京五联方圆会计师事务所有限公司为本公司2006年度审计机构的议案》，经出席本次股东大会的股东所持表决权的99.99%通过。

(7)关于修改《公司章程》部分条款的议案，未经出席本次股东大会所持表决权的三分之二以上通过，该议案未获通过。

(8)关于修改《公司股东大会议事规则》的议案，未经出席本次股东大会所持表决权的三分之二以上通过，该议案未获通过。

上述表决结果符合《公司法》、《规则》及《公司章程》的有关规定。

五、结论意见

综上，本所律师认为，贵公司2005年年度股东大会的召集和召开程序、出席会议人员和召集人资格、表决程序和表决结果等事宜，均符合法律法规及《公司章程》的有关规定，所通过的各项决议合法有效。

甘肃正天合律师事务所

经办律师：杨军

二〇〇六年六月三十日

证券代码：600767 证券名称：ST运盛 编号：2006-023号

运盛（上海）实业股份有限公司 关于收到商务部批复的公告

特别提示：本公司及董事会全体成员保证公告内容的真实、准确和完整，对公告的虚假记载、误导性陈述或者重大遗漏负连带责任。

本公司控股股东运盛有限公司、上海静安协和房地产有限公司（运盛有限公司和上海静安协和房地产有限公司同为太平协和集团有限公司所控制的关联公司）和上海九川投资有限公司于2006年2月15日签署的《股权转让协议》（详情见2006年2月17日《上海证券报》、《中国证券报》公司2006-003号公告）。

2006年6月29日公司收到中华人民共和国商务部关于同意运盛（上海）实业股份有限公司投资者名称变更、股权变更的批复（商资批[2006]1332号）。批复中同意公司的投资者运盛有限公司、上海静安协和房地产有限公司分别将其持有公司25.61%、4.29%的股权转让给上海九川投资有限公司。

上述股权转让事宜还需中国证监会批准。

运盛（上海）实业股份有限公司

董 事 会

2006年6月30日

证券代码：000802 证券简称：G京旅 公告编号：2006-035

北京京西风光旅游开发股份有限公司 重大事项公告

本公司及董事会全体成员保证公告内容真实、准确和完整，没有虚假记载、误导性陈述或者重大遗漏。

本公司与北京市门头沟区人民政府国有资产监督管理委员会（下称区国资委）于2006年6月1日在北京签署《关于企业收购的协议》，由区国资委整体收购本公司旗下的鲁阳特种水泥制造分公司（下称鲁阳水泥厂），形成区国资委对本公司非经营性资金占用436.4万元，区国资委承诺于2006年6月22日前将436.4万元帐款偿还本公司（详情见公司2006年6月2日刊登于《中国证券报》的相关公告）。

公司于本日收到鲁阳水泥厂以现金方式支付的436.4万元帐款，对公司财务状况产生有利影响。

截止2006年6月30日，公司非经营性资金占用余额为零。

特此公告。

北京京西风光旅游开发股份有限公司

董 事 会

2006年6月30日

股票简称：升华拜克 股票代码：600226 编号：2006-011

浙江升华拜克生物股份有限公司 三届董事会第七次会议决议公告

特别提示：本公司及董事会全体成员保证公告内容的真实、准确和完整，对公告的虚假记载、误导性陈述或者重大遗漏负连带责任。

浙江升华拜克生物股份有限公司三届董事会第七次会议于2006年6月30日在公司会议室召开。公司全体董事出席了会议。会议审议并以书面表决方式通过了以下议案：

一、《关于在绍兴县滨海工业区购买土地的议案》：为进一步提高公司的生产能力及市场份额，董事会同意公司以每亩13万元的价格在绍兴县滨海工业区购买50亩土地，兴建合成产品生产基地。

二、《关于设立绍兴分公司的议案》：同意在绍兴设立浙江升华拜克生物股份有限公司绍兴分公司。

三、《关于子公司新奥特在安徽省广德县建设年产5000吨甲基硫酸锡项目》：根据新奥特公司生产经营需要，董事会同意该公司投资4866.40万元在安徽省广德经济技术开发区投资建设年产5000吨甲基硫酸锡项目。

浙江升华拜克生物股份有限公司

董 事 会

2006年6月30日

股票简称：G藏矿业 股票代码：000762 公告编号：2006—014

西藏矿业发展股份有限公司 2005年年度股东大会决议公告

本公司董事会全体成员保证公告的真实、准确和完整，没有虚假记载、误导性陈述或重大遗漏。

一、重要提示

本次会议召开期间增加提案的情况：公司董事会于2006年6月15日收到西藏自治区矿业发展总公司（本公司控股股东，持有本公司17.69%的股份）递交的《关于增加2005年年度股东大会临时提案的提议》及所附的16项提案（即本次会议审议的第9—第24项提案），公司董事会同意将上述16项提案提交公司2005年年度股东大会审议。

公司于2006年6月16日在《中国证券报》、《证券时报》和深交所巨潮网上刊登了公司《关于增加2005年年度股东大会临时提案的公告》，该公告除了增加股东大会提案外，没有改变会议通知中的其他内容。

二会议召开的情况

1.召开时间：2006年6月30日

2.召开地点：西藏自治区拉萨市公司会议室

3.召开方式：现场投票方式。

4.召集人：西藏矿业发展股份有限公司董事会

5.主持人：董事长肖永思先生

6.会议的召开符合《公司法》、《股票上市规则》及《公司章程》的规定，合法有效。

三、会议的出席情况

出席的总体情况：

股东（代理人）17人、代表股份117052563股，占上市公司有表决权总股份46.7%

四、提案审议和表决情况

(一)、审议《公司2005年度董事会工作报告》

1、表决情况：

同意117052563股，占出席会议所有股东所持表决权100%；反对0股，占出席会议所有股东所持表决权0%；弃权0股，占出席会议所有股东所持表决权0%。

2.表决结果：提案获得通过。

(二)、审议《公司2005年度监事会工作报告》

1. 表决情况：

同意117052563股，占出席会议所有股东所持表决权100%；反对0股，占出席会议所有股东所持表决权0%；弃权0股，占出席会议所有股东所持表决权0%。

2.表决结果：提案获得通过。

(三)、审议《公司2005年度财务决算报告》

1.表决情况：

同意117052563股，占出席会议所有股东所持表决权100%；反对0股，占出席会议所有股东所持表决权0%；弃权0股，占出席会议所有股东所持表决权0%。

2.表决结果：提案获得通过。

(四)、审议《公司2005年度利润分配预案》

经华证会计师事务所审计，本公司2005年度实现净利润27,826,238.07元，未分配利润为-10,271,446.31元，根据《公司法》和《公司章程》的有关规定，本公司决定2005年度不进行利润分配，也不进行资本公积转增股本。

1.表决情况：

同意117052563股，占出席会议所有股东所持表决权100%；反对0股，占出席会议所有股东所持表决权0%；弃权0股，占出席会议所有股东所持表决权0%。

2.表决结果：提案获得通过。

(五)、审议《关于续聘华证会计师事务所为公司2006年审计机构的议案》

1.表决情况：

同意117052563股，占出席会议所有股东所持表决权100%；反对0股，占出席会议所有股东所持表决权0%；弃权0股，占出席会议所有股东所持表决权0%。

2.表决结果：提案获得通过。

(六)、审议关于向银行申请二〇〇六年度贷款授信额度的议案。

为了保证公司2006年度日常的生产流动资金，公司拟用本公司采矿权最高额抵押向农行西藏自治区分行申请1亿元的贷款授信额度（期限：1年）。

1.表决情况：

同意117052563股，占出席会议所有股东所持表决权100%；反对0股，占出席会议所有股东所持表决权0%；弃权0股，占出席会议所有股东所持表决权0%。

2.表决结果：提案获得通过。

(七)、审议修改《公司章程》的议案

《关于修改公司章程的议案》详见中国证监会指定信息披露网站（www.cninfo.com.cn）。

1.表决情况：

同意117052563股，占出席会议所有股东所持表决权100%；反对0股，占出席会议所有股东所持表决权0%；弃权0股，占出席会议所有股东所持表决权0%。

2.表决结果：提案获得通过。

(八)、审议关于修改《董事会议事规则》、《监事会议事规则》和《股东大会议事规则》的议案。

上述《董事会议事规则》、《监事会议事规则》和《股东大会议事规则》详见中国证监会指定信息披露网站（www.cninfo.com.cn）。

1.表决情况：

同意117052563股，占出席会议所有股东所持表决权100%；反对0股，占出席会议所有股东所持表决权0%；弃权0股，占出席会议所有股东所持表决权0%。

2.表决结果：提案获得通过。

(九)、审议《关于选举肖永思先生为本公司第四届董事会董事候选人的议案》。

续聘肖永思先生为公司第四届董事会董事。

1.表决情况：

同意117052563股，占出席会议所有股东所持表决权100%；反对0股，占出席会议所有股东所持表决权0%；弃权0股，占出席会议所有股东所持表决权0%。

2.表决结果：提案获得通过。

(十)、审议《关于选举拉巴次仁先生为本公司第四届董事会董事候选人的议案》

续聘拉巴次仁先生为公司第四届董事会董事。

1.表决情况：

同意117052563股，占出席会议所有股东所持表决权100%；反对0股，占出席会议所有股东所持表决权0%；弃权0股，占出席会议所有股东所持表决权0%。

2.表决结果：提案获得通过

(十一)、审议《关于选举索朗多吉先生为本公司第四届董事会董事候选人的议案》

续聘索朗多吉先生为公司第四届董事会董事。

1.表决情况：

同意117052563股，占出席会议所有股东所持表决权100%；反对0股，占出席会议所有股东所持表决权0%；弃权0股，占出席会议所有股东所持表决权0%。

2.表决结果：提案获得通过

(十二)、审议《关于选举刘先芒先生为本公司第四届董事会董事候选人的议案》

聘任刘先芒先生为公司第四届董事会董事。

1.表决情况：

同意117052563股，占出席会议所有股东所持表决权100%；反对0股，占出席会议所有股东所持表决权0%；弃权0股，占出席会议所有股东所持表决权0%。

2.表决结果：提案获得通过

(十三)、审议《关于选举段林珍女士为本公司第四届董事会董事候选人的议案》。

续聘段林珍女士为公司第四届董事会董事。

1.表决情况：

同意117052563股，占出席会议所有股东所持表决权100%；反对0股，占出席会议所有股东所持表决权0%；弃权0股，占出席会议所有股东所持表决权0%。

2.表决结果：提案获得通过。

(十四)、审议《关于选举陈荣发先生为本公司第四届董事会董事候选人的议案》。

续聘陈荣发先生为公司第四届董事会董事。

1.表决情况：

同意117052563股，占出席会议所有股东所持表决权100%；反对0股，占出席会议所有股东所持表决权0%；弃权0股，占出席会议所有股东所持表决权0%。

2.表决结果：提案获得通过。

(十五)、审议《关于选举冯康先生为本公司第四届董事会董事候选人的议案》。

续聘冯康先生为公司第四届董事会董事。

1.表决情况：

同意117052563股，占出席会议所有股东所持表决权100%；反对0股，占出席会议所有股东所持表决权0%；弃权0股，占出席会议所有股东所持表决权0%。

2.表决结果：提案获得通过。

(十六)、审议《关于选举廖锡钻先生为本公司第四届董事会独立董事候选人的议案》

续聘廖锡钻先生为公司第四届董事会独立董事。

1.表决情况：

同意117052563股，占出席会议所有股东所持表决权100%；反对0股，占出席会议所有股东所持表决权0%；弃权0股，占出席会议所有股东所持表决权0%。

2.表决结果：提案获得通过。

(十七)、审议《关于选举范红东女士为本公司第四届董事会独立董事候选人的议案》

续聘范红东女士为公司第四届董事会独立董事。

1.表决情况：

同意117052563股，占出席会议所有股东所持表决权100%；反对0股，占出席会议所有股东所持表决权0%；弃权0股，占出席会议所有股东所持表决权0%。

2.表决结果：提案获得通过。

(十八)、审议《关于选举沈明宏先生为本公司第四届董事会独立董事候选人的议案》

聘任沈明宏先生为公司第四届董事会独立董事。

1.表决情况：

同意117052563股，占出席会议所有股东所持表决权100%；反对0股，占出席会议所有股东所持表决权0%；弃权0股，占出席会议所有股东所持表决权0%。

2.表决结果：提案获得通过。

(十九)、审议《关于选举牟文女士为本公司第四届董事会独立董事候选人的议案》

聘任牟文女士为公司第四届董事会独立董事。

1.表决情况：

同意117052563股，占出席会议所有股东所持表决权100%；反对0股，占出席会议所有股东所持表决权0%；弃权0股，占出席会议所有股东所持表决权0%。

2.表决结果：提案获得通过。

(二十)、审议《关于选举江文福先生为本公司第四届监事会监事候选人的议案》。

续聘江文福先生为公司第四届监事会监事。

1.表决情况：

同意117052563股，占出席会议所有股东所持表决权100%；反对0股，占出席会议所有股东所持表决权0%；弃权0股，占出席会议所有股东所持表决权0%。

2.表决结果：提案获得通过。

(二十一)、审议《关于选举饶康女士为本公司第四届监事会监事候选人的议案》

续聘饶康女士为公司第四届监事会监事。

1.表决情况：

同意117052563股，占出席会议所有股东所持表决权100%；反对0股，占出席会议所有股东所持表决权0%；弃权0股，占出席会议所有股东所持表决权0%。

2.表决结果：提案获得通过。

(二十二)、审议《关于选举马芳女士为本公司第四届监事会监事候选人的议案》

续聘马芳女士为公司第四届监事会监事。

1.表决情况：

同意117052563股，占出席会议所有股东所持表决权100%；反对0股，占出席会议所有股东所持表决权0%；弃权0股，占出席会议所有股东所持表决权0%。

2.表决结果：提案获得通过。

(二十三)、审议《关于选举白玛次仁先生为本公司第四届监事会监事候选人的议案》。

续聘白玛次仁先生为公司第四届监事会监事。

1.表决情况：

同意117052563股，占出席会议所有股东所持表决权100%；反对0股，占出席会议所有股东所持表决权0%；弃权0股，占出席会议所有股东所持表决权0%。

2.表决结果：提案获得通过。

(二十四)、审议《关于选举扎西央宗女士为本公司第四届监事会监事候选人的议案》

聘任扎西央宗女士为公司第四届监事会监事。

1.表决情况：

同意117052563股，占出席会议所有股东所持表决权100%；反对0股，占出席会议所有股东所持表决权0%；弃权0股，占出席会议所有股东所持表决权0%。

2.表决结果：提案获得通过。

五、律师出具的法律意见

1.律师事务所名称：西藏信丰律师事务所

2.律师姓名：央金

3.结论性意见：

本所律师认为，本次股东大会的召集、召开程序均符合有关法律、法规和《公司章程》的规定，出席会议人员的资格合法有效，本次股东大会的表决程序合法有效。

本次股东大会的表决结果合法有效。

特此公告。

西藏矿业发展股份有限公司董事会

二〇〇六年六月三十日

证券代码 ：000762 证券简称：G藏矿业 公告编号：2006-015

西藏矿业发展股份有限公司 第四届董事会第一次会议决议公告

本公司董事会全体成员保证公告的真实、准确和完整，对公告的虚假记载、误导性陈述或遗漏负连带责任。

西藏矿业发展股份有限公司第四届董事会第一次会议于2006年6月30日下午在拉萨公司会议室召开，会前公司董事会办公室于2006年6月24日以传真和专人送达的方式通知了全体董事。会议应到董事11人，实到董事11人，符合《公司法》、《公司章程》的有关规定。会议由董事长肖永思先生主持，经与会董事认真讨论，审议通过了以下决议：

一、选举肖永思先生为本公司第四届董事会董事长；

二、选举拉巴次仁先生为本公司第四届董事会副董事长；

三、经董事长肖永思先生提名并经审议聘任拉巴次仁先生为本公司总经理。

四、经总经理拉巴次仁先生提名并经审议聘任索朗多吉、刘晓江、张金庆、真玛、陈荣发、拉巴江村、仁增、次仁、阳正勤为本公司副总经理，聘任肖朝晖先生为本公司财务总监。

五、公司董事会聘任刘晓江先生为本公司第四届董事会秘书。

聘任王百春先生为本公司第四届董事会证券事务代表。

特此公告！

西藏矿业发展股份有限公司董事会

2006年6月30日

股票代码：000762 股票简称： G藏矿业 公告编号：2006-016

西藏矿业发展股份有限公司 第四届监事会第一次会议决议公告

本公司监事会全体成员保证公告内容的真实、准确和完整，对公告的虚假记载、误导性陈述或重大遗漏负连带责任。

西藏矿业发展股份有限公司第四届监事会第一次会议于2006年6月30日下午在拉萨召开，应到5人，实到 5人，符合《公司法》、《公司章程》的有关规定，会议由江文福先生主持。会议审议并通过了如下决议：

选举江文福先生为公司第四届监事会主席。

特此公告

西藏矿业发展股份有限公司监事会

2006年6月30日

西藏矿业发展股份有限公司独立董事 关于聘任公司高级管理人员的意见

根据公司总经理拉巴次仁先生提名并经公司第四届董事会第一次会议审议聘任索朗多吉、张金庆、真玛、刘晓江、陈荣发、拉巴江村、仁增、次仁、阳正勤为本公司副总经理。聘任肖朝晖先生为本公司财务总监。经考查，我们认为，上述同志的任职资格符合有关法律、法规的要求，聘任的提名、表决程序合法、有效。

特此声明。

独立董事：廖锡钻、范红东、沈明宏、牟文

2006年6月30日

证券代码：600896 证券简称：G海盛 编号：临2006-021

中海(海南)海盛船务股份有限公司 2006年第二次临时股东大会决议公告

本公司及董事会全体成员保证公告内容的真实、准确和完整，对公告的虚假记载、误导性陈述或者重大遗漏负连带责任。

重要内容提示：

1、本次会议无否决或修改提案的情况；

2、本次会议无新提案提交表决。

一、会议召开和出席情况

经中海(海南)海盛船务股份有限公司董事会依法召集，公司2006年第二次临时股东大会于2006年6月30日在海口市龙昆北路2号珠江广场帝豪大厦25层公司会议室举行，会议由王大雄董事长主持，出席会议的股东和股东授权代表共5人，持有和代表股份15217.5万股，占公司总股本的34.03%。公司部分董事、监事及董事会秘书出席了会议，全体高级管理人员及海南天皓律师事务所贾雯律师列席了会议。会议符合《公司法》等有关法律、法规、规章和公司《章程》的有关规定。

二、提案审议情况

本次会议以记名投票的表决方式，审议并通过了公司关于变更募集资金投资项目的议案：

同意公司不再实施原募集资金投资项目，运用配股募集资金6477万元及自筹资金购买一艘二手化学品运输船的项目。

原项目变更为运用配股募集资金6477万元及自筹资金、银行贷款购买两艘二手散货运输船项目：

公司购买两艘4.5万载重吨级二手散货运输船，项目总投资为3.62亿元人民币左右(已包含应交税款及相关费用)。资金来源：变更项目后的配股募集资金6477万元，其余约29723万元资金将通过自筹和银行贷款解决。定价原则：交易价格将由交易双方根据市场价格确定。

(具体内容详见2006年6月14日刊登在《中国证券报》、《上海证券报》和上海证券交易所网站http://www.sse.com.cn上的《中海(海南)海盛船务股份有限公司关于变更募集资金投资项目的公告》)。

同意15217.5万股，占出席本次会议有表决权股份总数的100%；反对0股；弃权0股。

三、公证或律师见证情况

公司聘请海南天皓律师事务所贾雯律师见证了本次股东大会，并为本次股东大会出具了法律意见书，结论意见如下：

中海(海南)海盛船务股份有限公司本次股东大会的召集和召开程序、出席会议的人员资格、表决程序等均符合法律法规及《公司章程》的有关规定。

四、备查文件目录

1、与会董事和记录人签字确认的股东大会决议；

2、海南天皓律师事务所关于中海(海南)海盛船务股份有限公司2006年第二次临时股东大会的法律意见书。

中海(海南)海盛船务股份有限公司
董事会
二00六年六月三十日

证券代码：000630 证券简称：G铜都 公告编号：2006-015

安徽铜都铜业股份有限公司2005年度分红派息公告

本公司及其董事会全体成员保证信息披露内容的真实、准确和完整，没有虚假记载、误导性陈述或者重大遗漏。

安徽铜都铜业股份有限公司2005年度利润分配方案，已经2006年5月12日召开的2005年度股东大会审议通过，现将实施办法公告如下：

一、2005年度利润分配方案

2005年度分配方案为：根据公司2005年股权分置改革的相关股东会议决议和控股股东基于股权分置改革的承诺及提议，结合公司实际情况，公司决定以2005年末总股本863,800,463股为基数，向全体股东每10股派发现金红利2.4元(含税)，本次分配共派发现金红利207,312,111.12元，由于本公司处于可转债转股期，实际发放股利以股权登记日的总股本为基数派发，到时总股本可能由于可转债转股数量的增加而增加，但公司仍以每10股派发现金红利2.4元(含税)，扣税后，个人股东、证券投资基金每10股实际派发现金红利人民币2.16元。

二、股权登记日、除息日及红利发放日

1、股权登记日：2006年7月6日。

2、除息日为：2006年7月7日。

3、红利发放日：2006年7月7日。

三、分红派息的对象

截止2006年7月6日下午深圳证券交易所收市后，在中国证券登记结算有限责任公司深圳分公司登记在册的全体"G铜都"的股东。

四、派发现金红利的方法

1、本次无限售条件流通股派送的现金红利将于2006年7月7日通过股东托管证券商直接划入其资金帐户。

2、有限售条件流通股(含高管股)派发的现金股利由本公司直接派发。

五、有关咨询办法

联系人：何燕、章文

联系电话：0562-2825029、2825090

传真：0562-2825082

地址：安徽铜都铜业股份有限公司董事会秘书室

六、备查文件：

公司2005年度股东大会决议及其公告。

特此公告。

安徽铜都铜业股份有限公司董事会
二00六年六月三十日

证券代码：600127 证券简称：金健米业 编号：临2006-17号

湖南金健米业股份有限公司 监事会公告

本公司及监事会全体成员保证公告内容真实、准确和完整，并对公告中的任何虚假记载、误导性陈述或者重大遗漏承担责任。

湖南金健米业股份有限公司第四届监事会职工监事民主选举于2006年6月26日完成。根据公司关于第四届监事会职工监事选举办法，刘学清先生当选为本公司第四届监事会职工监事。

特此公告。

湖南金健米业股份有限公司监事会
2006年6月30日

附件：刘学清先生简历

刘学清，男，汉族，现年40岁，本科文化，会计师，1984年8月参加工作，先后在石门县、常德市粮食局工作，曾任常德市粮食局财基科主管会计；1998年加盟湖南金健米业股份有限公司，先后在财务管理本部、审计管理本部、药业事业部、米制品事业部等从事财务工作，2003年5月至今任米制品事业部财务部部长。

证券代码：600127 证券简称：金健米业 编号：临2006-18号

湖南金健米业股份有限公司 2005年年度股东大会决议公告

特别提示

本公司及董事会全体成员保证公告内容真实、准确和完整，并对公告中的任何虚假记载、误导性陈述或者重大遗漏承担责任。

重要内容提示：

●本次会议没有否决或修改提案的情况；

●本次会议没有新提案提交表决。

一、会议召开和出席情况

2006年6月30日，湖南金健米业股份有限公司2005年年度股东大会在湖南省长沙市召开，公司董事闫仅旗先生主持本次会议。参加会议的股东及股东代表3人，代表股份146049874股，占总股本的43.28%，其中非流通股为146000000股；流通股为49874股，占流通总股本的0.026%，符合《公司法》和《公司章程》的规定。

二、提案审议情况

会议以逐项记名投票方式审议通过了如下议案：

1、2005年度董事会工作报告

赞成票146049874股，反对票0股，弃权票0股，赞成占出席会议股东所持表决权股份总数的100%。

2、2005年度监事会工作报告

赞成票146049874股，反对票0股，弃权票0股，赞成占出席会议股东所持表决权股份总数的100%。

3、2005年度财务决算报告

赞成票146049874股，反对票0股，弃权票0股，赞成占出席会议股东所持表决权股份总数的100%。

4、2006年度财务预算报告

赞成票146049874股，反对票0股，弃权票0股，赞成占出席会议股东所持表决权股份总数的100%。

5、2005年度利润分配方案

赞成票146049874股，反对票0股，弃权票0股，赞成占出席会议股东所持表决权股份总数的100%。

6、聘请2006年度审计机构的议案

赞成票146049874股，反对票0股，弃权票0股，赞成占出席会议股东所持表决权股份总数的100%。

7、公司章程修正案

赞成票146049874股，反对票0股，弃权票0股，赞成占出席会议股东所持表决权股份总数的100%。

8、董事会换届选举的议案

(1)、选举闫立成先生为公司董事

赞成票146049874股，反对票0股，弃权票0股，赞成占出席会议股东所持表决权股份总数的100%。

(2)、选举闫仅旗先生为公司董事

赞成票146049874股，反对票0股，弃权票0股，赞成占出席会议股东所持表决权股份总数的100%。

(3)选举雷新明先生为公司董事

赞成票146049874股，反对票0股，弃权票0股，赞成占出席会议股东所持表决权股份总数的100%。

(4)、选举谢文先生为公司董事

赞成票146049874股，反对票0股，弃权票0股，赞成占出席会议股东所持表决权股份总数的100%。

(5)、选举为洪广祥先生为公司独立董事

赞成票146049874股，反对票0股，弃权票0股，赞成占出席会议股东所持表决权股份总数的100%。

9、监事会换届选举的议案

选举张宏成先生为公司监事

赞成票146049874股，反对票0股，弃权票0股，赞成占出席会议股东所持表决权股份总数的100%。

10、2005年年度报告正文及摘要

赞成票146049874股，反对票0股，弃权票0股，赞成占出席会议股东所持表决权股份总数的100%。

三、公证或者律师见证情况

本次股东大会经湖南启元律师事务所董爱平律师现场见证，并出具了法律意见书。该法律意见书认为：本次会议的召集、召开、会议议程、表决程序、出席本次会议的人员资格及议案产生均符合有关法律法规及公司章程的规定，通过的决议合法有效。

四、备查文件目录

1、经与会董事和记录人签字确认的股东大会决议；

2、律师法律意见书。

湖南金健米业股份有限公司董事会
2006年6月30日

证券代码：600127 证券简称：金健米业 编号：临2006-19号

湖南金健米业股份有限公司 董事会四届一次会议决议公告

本公司及董事会全体成员保证公告内容真实、准确和完整，并对公告中的任何虚假记载、误导性陈述或者重大遗漏承担责任。

湖南金健米业股份有限公司董事会四届一次会议于2006年6月30日在湖南省长沙市召开。会议由董事闫立成先生主持，会议应到董事5人，实到5人，董事闫仅旗先生、雷新明先生、谢文先生、独立董事洪广祥先生亲自出席会议，公司董事会秘书记录宋振先生、公司监事列席会议，符合《公司法》和《公司章程》的规定。会议审议通过了如下决议：

一、选举闫立成先生为公司董事长

闫立成先生简历见上海证券交易所(WWW.SSE.COM.CN)网站及《上海证券报》公告。

该项议案表决情况：同意5票，反对0票，弃权0票。

二、选举闫仅旗先生为公司副董事长

闫仅旗先生简历见上海证券交易所(WWW.SSE.COM.CN)网站及《上海证券报》公告。

该项议案表决情况：同意5票，反对0票，弃权0票。

三、选举战略委员会成员及召集人

董事会选举闫立成、闫仅旗、谢文为战略委员会委员，闫立成担任召集人。

该项议案表决情况：同意5票，反对0票，弃权0票。

四、选举审计委员会成员及召集人

董事会选举洪广祥、谢文为审计委员会委员，洪广祥担任召集人。

该项议案表决情况：同意5票，反对0票，弃权0票。

五、选举提名委员会成员及召集人

董事会选举闫仅旗、闫立成、雷新明为提名委员会委员，闫仅旗担任召集人。

该项议案表决情况：同意5票，反对0票，弃权0票。

六、选举薪酬与考核委员会成员及召集人

董事会选举洪广祥、闫仅旗、谢文为薪酬与考核委员会委员，洪广祥担任召集人。

该项议案表决情况：同意5票，反对0票，弃权0票。

特此公告。

湖南金健米业股份有限公司董事会
2006年6月30日

证券代码：600127 证券简称：金健米业 编号：临2006-20号

湖南金健米业股份有限公司 监事会四届一次会议决议公告

本公司及监事会全体成员保证公告内容真实、准确和完整，并对公告中的任何虚假记载、误导性陈述或者重大遗漏承担责任。

湖南金健米业股份有限公司监事会四届一次会议于2006年6月30日在湖南省长沙市召开，监事张宏成先生主持本次会议，会议应到监事3人，实到2人，监事张宏成先生、刘学清先生出席了本次会议。符合《公司法》和《公司章程》的规定。会议审议通过了如下议案：

选举张宏成先生为公司第四届监事会召集人。

张宏成先生简历见上海证券交易所(WWW.SSE.COM.CN)网站及《上海证券报》公告。

该项议案表决情况：同意2票，反对0票，弃权0票。

特此公告。

湖南金健米业股份有限公司监事会
2006年6月30日

股票代码：600505 股票简称：西昌电力 编号：2006-35

四川西昌电力股份有限公司2005年度股东大会决议公告

本公司及董事会全体成员保证公告内容的真实、准确和完整，对公告的虚假记载、误导性陈述或者重大遗漏负连带责任。

重要内容提示：

●本次会议无否决或修改提案的情况；

●本次会议没有新提案提交表决。

经本公司2006年6月8日召开的第五届董事会第四次会议决定，本公司2005年度股东大会于2006年6月30日在西昌市本公司会议室召开，出席会议并参加表决的股东及股东代理人共17人，代表股份18960.75万股，占公司总股份的63.84%，其中流通股股东及股东代理人共9人，代表股份15.75万股，占公司所有流通股股份总数的0.15%。会议由董事长谢飞主持，公司部分董事、独立董事、监事及高级管理人员出席了会议。会议的召开符合《公司法》、《上市公司股东大会规范意见》等法律法规和《公司章程》的规定。

经大会审议，采取记名式书面投票表决方式，形成如下决议：

一、审议通过2005年年度报告及摘要。

表决情况：同意18780.75万股，占有效表决股份总数的99.05%，弃权180.00万股，占有效表决股份总数的0.95%，反对0股；其中：流通股同意15.75万股。

二、审议通过2005年度总经理工作报告。

表决情况：同意18960.75万股，占有效表决股份总数的100%；其中：流通股同意15.75万股。

三、审议通过2005年度董事会工作报告。

表决情况：同意18780.75万股，占有效表决股份总数的99.05%，弃权180.00万股，占有效表决股份总数的0.95%，反对0股；其中：流通股同意15.75万股。

四、审议通过2005年度监事会工作报告。

表决情况：同意18780.75万股，占有效表决股份总数的99.05%，弃权180.00万股，占有效表决股份总数的0.95%，反对0股；其中：流通股同意15.75万股。

五、审议通过2005年度利润分配和资本公积金转增股本的方案：

经四川君和会计师事务所有限责任公司审计，本公司2005年度实现税后净利润-489,753,014.64元，加上年初未分配利润78,543,623.94元，本期可供分配的利润共计-411,209,390.74元，鉴于公司2005年度出现亏损，无利润分配来源，拟定的公司2005年度利润分配预案为不进行利润分配，也不用资本公积金转增股本。

表决情况：同意18780.75万股，占有效表决股份总数的99.05%，弃权180.00万股，占有效表决股份总数的0.95%，反对0股；其中：流通股同意15.75万股。

六、审议通过关于续聘四川君和会计师事务所有限责任公司担任本公司2006年度审计机构的议案，同意续聘四川君和会计师事务所有限责任公司担任本公司2006年度审计机构，其报酬根据2006年度审计工作业务量大小确定。四川君和会计师事务所有限责任公司自1999年至2005年以连续7年担任本公司的审计机构。

表决情况：同意18960.75万股，占有效表决股份总数的100%；其中：流通股同意15.75万股。

七、审议通过关于计提减值准备的议案。

根据《企业会计制度》以及本公司会计政策的相关规定，2005年度拟对以下事项全额计提减值准备：

1、2000年12月西昌市合金电冶厂和国营长安机械厂因生产经营用资金出现困难，根据借款协议分别向西昌电力借款1,681,739.29元和367,895.59元。当时约定借款期限1年，但西昌市合金电冶厂和国营长安机械厂一直未归还公司借款，该款项2004年度账面已按50%计提坏账准备1,024,817.44元，因这两家单位目前均已处于停产状态，根据会计谨慎性原则，建议对其全额计提坏账准备，本年度增加坏账准备1,024,817.44元。

2、2000年西昌氮肥厂(原川林化工厂)欠公司电费7,588,300.00元，该款项2004年度账面已按50%计提坏账准备3,794,150.00元，但单位目前已处于停产状态，根据会计谨慎性原则，建议对其全额计提坏账准备，本年度增加坏账准备3,794,150.00元。

3、由原四川诚达实业开发有限公司现更名为四川华诚实业有限公司，是本公司与华诚投资管理有限公司和北京华诚企业发展总公司共同投资设立的有限责任公司，1999年12月28日经成都市工商局登记注册成立。注册资本为1,500万元，注册地址为成都市通锦桥87号，法定代表人为汪纯宏。其中本公司出资200万元，该公司成立至今从未分红。经北京中威华浩会计师事务所对四川华诚实业有限公司2005年度会计报表进行审计，并出具保留意见的审计报告，该报告称"截止2005年12月31日，四川华诚公司不良资产共3,451.62万元，占账面总资产46.90%，账列借款2,701万元，本年度均已逾期，不良资产占总资产比例高，短期偿债压力大，目前尚无新的业务拓展项目，亏损事态难以遏制，在正常的经营过程中变现资产清偿债务存在重大疑虑。"鉴于上述情况，根据公司会计政策，该个别投资项目的可收回金额低于账面价值的差额计提长期投资减值准备。建议全额计提资产减值准备200万元并计入2005年度损益。

4、2005年工程支出中转出的应收款项11,900万元，实际已被成都鑫盛建材有限公司占用，根据会计制度谨慎性原则，建议全额计提坏账准备为11,900万元并计入2005年度损益。

上述事项期增加计提减值准备合计为125,818,967.44元，但对第一到第四事项公司并不放弃相应的追索权，将采取包括司法手段在内各种措施予以追索。

表决情况：同意17518.23万股，占有效表决股份总数的92.39%，弃权1442.52万股，占有效表决股份总数的7.61%，反对0股；其中：流通股同意13.23万股，弃权2.52万股。

八、审议通过关于向建设银行重庆分行渝隆支行申请贷款的议案：

为补充公司流动资金，本公司拟向建设银行重庆分行渝隆支行申请5300万元贷款，贷款期限为一年，用于借新还旧办理转贷手续，贷款合同执行人民银行公布的基准年利率5.58%。

表决情况：同意18960.75万股，占有效表决股份总数的100%；其中：流通股同意15.75万股。

九、审议通过公司2006年度日常关联交易额度的议案：同意2006年度计划向关联方采购电力2797万元，计划向关联方销售电力8092万元。

表决情况：同意17144.01万股，占有效表决股份总数的100%；其中：流通股同意15.75万股，关联股东四川西昌泸山铁合金有限责任公司(持有公司股份1816.74万股)回避表决。

十、审议通过关于修改公司股东大会议事规则的议案。

表决情况：同意18960.75万股，占有效表决股份总数的100%；其中：流通股同意15.75万股。

十一、审议通过关于修改公司董事会议事规则的议案。

表决情况：同意18960.75万股，占有效表决股份总数的100%；其中：流通股同意15.75万股。

十二、审议通过关于修改公司监事会议事规则的议案。

表决情况：同意18960.75万股，占有效表决股份总数的100%；其中：流通股同意15.75万股。

十三、审议通过关于放弃收购会理县电力有限责任公司的议案。

表决情况：同意18960.75万股，占有效表决股份总数的100%；其中：流通股同意15.75万股。

十四、审议通过公司高级管理人员年薪调整方案：

根据公司高管人员岗位和承担的责任，公司董事会薪酬与考核委员会提出公司高级管理人员年薪(税前)调整方案的具体标准，董事长：30万元，总经理、副董事长：28.5万元，党委书记、监事会主席：20.04万元，董事兼副总：20.04万元，副总：15万元，工会主席、纪委书记：12万元，董事会秘书：12万元，未在公司担任职务的董事、独立董事：4.8万元，监事：1.2万元。

表决情况：同意18960.75万股，占有效表决股份总数的100%；其中：流通股同意15.75万股。

本公司聘请了四川昌元律师事务所律师见证了本次股东大会，并就本次股东大会的召集、召开程序、出席本次会议人员资格的合法性、会议的表决程序、过程及表决结果出具了法律意见书，认为本次股东大会的召集、召开程序符合《公司法》、《公司章程》及《规范意见》的规定，出席本次年度股东大会的人员具有合法、有效的资格，本次股东大会的表决程序合法、有效。

特此公告。

四川西昌电力股份有限公司董事会
2006年6月30日

证券代码：000913 证券简称：G钱江 公告编号：2006临-026

浙江钱江摩托股份有限公司2005年度股东大会决议公告

本公司及董事、监事、高级管理人员保证信息披露的内容真实、准确、完整，没有虚假记载、误导性陈述或重大遗漏。

一、重要提示

在本次会议召开期间没有增加、否决或变更提案。

二、会议召开的情况

1.召开时间：2006年6月30日

2.召开地点：浙江省温岭市太平街道公司会议室

3.召开方式：现场投票

4.召 集 人：公司董事会

5.主 持 人：公司董事长林华中先生

6.会议的召开符合《公司法》、《股票上市规则》及《公司章程》的有关规定。

三、会议的出席情况

出席本次股东大会的股东(代理人)2人，代表股份275,072,000股，占上市公司有表决权总股份453,536,000股的60.65%。

四、提案的审议和表决情况

本次会议以记名投票的表决方式审议并通过了下述提案：

1.审议通过了《公司2005年度董事会工作报告》。

同意275,072,000股，占出席会议所有股东所持表决权100%，反对0股，弃权0股。

2.审议通过了《公司2005年度独立董事述职报告》。

同意275,072,000股，占出席会议所有股东所持表决权100%，反对0股，弃权0股。

3.审议通过了《公司2005年度监事会工作报告》。

同意275,072,000股，占出席会议所有股东所持表决权100%，反对0股，弃权0股。

4.审议通过了《公司2005年度财务决算报告》。

同意275,072,000股，占出席会议所有股东所持表决权100%，反对0股，弃权0股。

5.审议通过了《公司2005年度利润分配议案》。

根据浙江天健会计师事务所有限公司出具的标准无保留意见审计报告，公司本年度实现净利润50,518,658.94元，提取10%法定公积金3,795,279.10元，提取5%法定公益金1,897,639.55元，当年可供股东分配的利润为42,025,740.29元，加上以前年度滚存的未分配利润78,765,439.15元，本年度实际可供股东分配的利润为120,791,179.44元，减去本年分配2004年度利润68,030,400元后，剩余未分配利润结转下年度。

鉴于公司2003、2004年度已经连续进行了高额现金分红，同时，2005年公司在摩托车电喷技术创新、欧洲地区生产及销售网络的建设、新产品研发等方面的力度逐步加大，并取得了一定的成绩，2006年公司将在此基础上继续加大上述领域的投入，同时加大品牌宣传力度，扩大国际知名度，为确保公司上述项目的顺利实施，合理安排资金，进一步加强公司核心竞争力，保证公司的可持续性发展，决定：本年度利润不分配也不进行资本公积金转增股本。

同意275,072,000股，占出席会议所有股东所持表决权100%，反对0股，弃权0股。

6.审议通过了《关于续聘会计师事务所的议案》。

决定2006年度续聘浙江天健会计师事务所有限公司为公司审计机构，聘用期一年。对于其2006年度的报酬，授权公司董事会根据实际业务情况，参照有关规定确定。

同意275,072,000股，占出席会议所有股东所持表决权100%，反对0股，弃权0股。

7.审议通过了公司2005年年度报告正文及报告摘要。

同意275,072,000股，占出席会议所有股东所持表决权100%，反对0股，弃权0股。

8.审议通过了《关于2006年日常关联交易事项的议案》。

同意2006年公司向关联方温岭市钱江进出口有限公司采购预计总金额为人民币1,000万元-1,600万元的部分摩托车零部件，向其销售预计总金额为人民币40,000万元-60,000万元的产品；2006年4月5日，本公司与温岭市钱江进出口有限公司签订的关于本公司向温岭市钱江进出口有限公司采购部分摩托车零部件的《购销合同》，及本公司向温岭市钱江进出口有限公司销售产品的《购销合同》，该二项合同均适用于2006年，协议期满前三个月如任何一方未提议终止，则协议自动顺延。

本次会议因无关联股东参加，因此，在对本议案二项关联交易表决时，股东均无须回避表决。

本议案二项关联交易的表决结果均为：同意275,072,000股，占出席会议所有股东所持表决权100%，反对0股，弃权0股。

9.审议通过了《关于对钱江欧洲有限责任公司进行若干事项授权的议案》。

同意对钱江欧洲有限责任公司(以下简称"钱江欧洲")进行若干事项授权，授权钱江欧洲全权决定其自身的对外投资、资金及资产运用、与日常经营相关的交易事项；上述授权的资金额度为本公司最近一期经审计净资产的6%(含)以下；授权钱江欧洲在上述授权的基础上，尽快制定相应的规章制度，对具体操作进行规范。

同意275,072,000股，占出席会议所有股东所持表决权100%，反对0股，弃权0股。

10.审议通过了《关于修订〈公司章程〉的议案》。

同意275,072,000股，占出席会议所有股东所持表决权100%，反对0股，弃权0股。

11.审议通过了《关于修订〈股东大会议事规则〉的议案》。

同意275,072,000股，占出席会议所有股东所持表决权100%，反对0股，弃权0股。

12.审议通过了《关于制订〈董事会议事规则〉的议案》，同时，原《董事会工作规定》废止。

同意275,072,000股，占出席会议所有股东所持表决权100%，反对0股，弃权0股。

13.审议通过了《关于修订〈监事会议事规则〉的议案》。

同意275,072,000股，占出席会议所有股东所持表决权100%，反对0股，弃权0股。

以上1-9项议案的详细内容见本公司于2006年4月7日在《证券时报》及在http://www.cninfo.com.cn网站上公布的相关公告；上述第10-13项议案的详细内容见本公司于2006年5月31日在《证券时报》及在http://www.cninfo.com.cn网站上公布的相关公告。

五、律师出具的法律意见

1.律师事务所名称：上海市锦天城律师事务所

2.律师姓名：张伟

3.网络投票的意见摘录：不适用

4.结论意见：浙江钱江摩托股份有限公司本次股东大会的召集和召开程序、出席会议人员资格及表决程序等事宜，均符合法律法规及《公司章程》的有关规定，会议所通过的决议均合法有效。

六、备查文件

1.经与会董事和记录员签字的2005年度股东大会决议及会议记录；

2.上海市锦天城律师事务所张伟律师出具的法律意见书。

特此公告。

浙江钱江摩托股份有限公司
董 事 会
2006年7月1日

证券代码：600653 证券简称：申华控股 编号：临2006-10号

上海申华控股股份有限公司 2005年度股东大会决议公告

上海申华控股股份有限公司2005年度股东大会于二00六年六月三十日在上海市新华路160号上海影城举行。本次股东大会的股权登记日为二OO六年六月二十三日，参会登记日为二00六年六月二十七日上午9:00至下午16:00。参加本次表决的人数为：83人，代表股份：201,472,058股，占公司总股份的比例为：13.8438%，占公司登记股份的比例为：98.6200%，符合《公司法》和《公司章程》的规定。会议审议并通过了以下决议：

一、审议《2005年年度报告》和《2005年年度报告摘要》；

参加表决的股数为：201472058股，意见如下：

同意：201139159 占99.8349%

反对：205252 占0.1018%

弃权：127647 占0.0633%

二、审议《2005年度董事会报告》；

参加表决的股数为：201472058股，意见如下：

同意：201156893 占99.8437%

反对：205252 占0.1018%

弃权：109913 占0.0545%

三、审议《2005年度监事会报告》；

参加表决的股数为：201472058股，意见如下：

同意：201164382 占99.8473%

反对：202256 占0.1003%

弃权：105420 占0.0523%

四、审议《2005年度利润分配方案》；

经深圳鹏城会计师事务所有限公司审计，公司2005年度净利润为-374,797,327.10元，减去提取的法定盈余公积金204,201.42元、储备基金99,704.73元和企业发展基金49,852.37元后，计-375,151,085.62元，加上年初未分配利润-469,726,327.95元，可供股东分配利润为-844,877,413.57元，未分配利润为-844,877,413.57元。因公司存在未弥补亏损，董事会决定不进行利润分配，也不实施公积金转增股本。

参加表决的股数为：201472058股，意见如下：

同意：201152213 占99.8413%

反对：213928 占0.1061%

弃权：105917 占0.0525%

五、审议《2005年度财务决算报告》和《2006年度财务预算报告》；

参加表决的股数为：201472058股，意见如下：

同意：201144893 占99.8377%

反对：221288 占0.1098%

弃权：105877 占0.0525%

六、选举王世平先生为公司第七届董事会董事；

参加表决的股数为：201472058股，意见如下：

同意：201158893 占99.8447%

反对：210270 占0.1043%

弃权：102895 占0.0510%

七、选举汤琪先生为公司第七届董事会董事；

参加表决的股数为：201472058股，意见如下：

同意：201158893 占99.8447%

反对：210270 占0.1043%

弃权：102895 占0.0510%

八、选举雷小阳先生为公司第七届董事会董事；

参加表决的股数为：202348089股，意见如下：

同意：201163350 占99.8469%

反对：209248 占0.1038%

弃权：99460 占0.0493%

九、选举何小华先生为公司第七届董事会董事；

参加表决的股数为：201472058股，意见如下：

同意：201289493 占99.9095%

反对：77688 占0.0385%

弃权：104877 占0.0520%

十、选举柳东雳先生为公司第七届董事会董事；

参加表决的股数为：201472058股，意见如下：

同意：201165793 占99.8480%

反对：203288 占0.1009%

弃权：102977 占0.0511%

十一、选举许晓敏先生为公司第七届董事会董事；

参加表决的股数为：2224089股，意见如下：

同意：201156713 占99.8436%

反对：199843 占0.0991%

弃权：115502 占0.0573%

十二、选举杨波先生为公司第七届董事会董事；

参加表决的股数为：201472058股，意见如下：

同意：201156713 占99.8435%

反对：199861 占0.0992%

弃权：115484 占0.0573%

十三、选举杨建文先生为公司第七届董事会独立董事；

参加表决的股数为：201472058股，意见如下：

同意：201157713 占99.8441%

反对：194821 占0.0966%

弃权：119524 占0.0593%

十四、选举杨谷良先生为公司第七届董事会独立董事；

参加表决的股数为：201472058股，意见如下：

同意：201158913 占99.8446%

反对：193661 占0.0961%

弃权：119484 占0.0593%

十五、选举佟连发先生为公司第七届董事会独立董事；

参加表决的股数为：2224089股，意见如下：

同意：201158713 占99.8445%

反对：192843 占0.0957%

弃权：120502 占0.0598%

十六、选举沈品发先生为公司第七届董事会独立董事；

参加表决的股数为：201472058股，意见如下：

同意：201159713 占99.8450%

反对：193850 占0.0962%

弃权：118495 占0.0588%

十七、选举于淑君女士为公司第七届监事会股东代表监事；

参加表决的股数为：201472058股，意见如下：

同意：201166206 占99.8483%

反对：192828 占0.0957%

弃权：113024 占0.0560%

十八、选举罗伟民先生为公司第七届监事会股东代表监事；

参加表决的股数为：201472058股，意见如下：

同意：201157113 占99.8437%

反对：194461 占0.0965%

弃权：120484 占0.0598%

十九、审议《关于续聘深圳鹏城会计师事务所有限公司为公司2006年度财务报告审计会计师事务所的议案》

参加表决的股数为：201472058股，意见如下：

同意：201156713 占99.8435%

反对：199861 占0.0992%

弃权：115484 占0.0573%

二十、审议《公司章程(2006年修订)》；

参加表决的股数为：201472058股，意见如下：

同意：201168884 占99.8496%

反对：198069 占0.0983%

弃权：105105 占0.0521%

二十一、审议《公司股东大会议事规则(2006年修订)》；

参加表决的股数为：201472058股，意见如下：

同意：201164097 占99.8473%

反对：199843 占0.0991%

弃权：108118 占0.0536%

二十二、审议《公司董事会议事规则(2006年修订)》；

参加表决的股数为：201472058股，意见如下：

同意：201155627 占99.8431%

反对：193936 占0.0962%

弃权：122495 占0.0607%

二十三、审议《公司监事会议事规则(2006年修订)》；

参加表决的股数为：201472058股，意见如下：

同意：201157170 占99.8438%

反对：196781 占0.0976%

弃权：118107 占0.0586%

二十四、审议《关于计提金杯汽车股份有限公司长期股权投资减值准备的关联事项议案》(关联股东持有的200,142,000股回避表决)；

参加表决的股数为：1330058股，意见如下：

同意：695411 占52.2843%

反对：200174 占15.0500%

弃权：434473 占32.6657%

二十五、审议《关于计提坏帐准备和坏帐核销的议案》；

参加表决的股数为：201472058股，意见如下：

同意：200710682 占99.6222%

反对：200845 占0.0996%

弃权：560531 占0.2782%

二十六、审议《关于2006年度为子公司担保的议案》；

参加表决的股数为：201472058股，意见如下：

同意：200700630 占99.6172%

反对：213436 占0.1059%

弃权：557992 占0.2769%

二十七、审议《关于2006年度日常关联交易议案》(关联股东持有的200,142,000股回避表决)；

参加表决的股数为：1330058股，意见如下：

同意：695411 占52.2843%

反对：200174 占15.0500%

弃权：434473 占32.6657%

二十八、审议《关于2006年度向华晨宝马汽车有限公司采购国产宝马整车的关联交易议案》(关联股东持有的200,142,000股回避表决)。

参加表决的股数为：1330058股，意见如下：

同意：695411 占52.2843%

反对：200174 占15.0500%

弃权：434473 占32.6657%

北京市天元律师事务所蔡磊律师验证了出席本次会议人员资格的合法有效性、会议的表决程序、过程及表决结果并出具了法律意见书。该律师认为，公司2005年度股东大会的召集、召开程序符合《公司法》、《公司章程》、《上市公司股东大会规范意见》、《关于加强社会公众股股东权益保护的若干规定》之规定；出席公司本次股东大会的人员资格合法有效；公司本次股东大会的表决程序符合《公司法》、《关于加强社会公众股股东权益保护的若干规定》、《上市公司股东大会规范意见》和《公司章程》的规定。

上海申华控股股份有限公司董事会
二00六年六月三十日

证券代码：600653 证券简称：申华控股 编号：临2006—11号

上海申华控股股份有限公司 第七届董事会第一次会议决议公告

本公司及董事会全体成员保证公告内容真实、准确和完整，并对公告中的任何虚假记载、误导性陈述或者重大遗漏承担责任。

上海申华控股股份有限公司第七届董事会第一次会议书面通知于2006年6月20日发出，会议于2006年6月30日在上海影城召开，会议应出席董事11人，亲自出席董事10名，杨谷良独立董事委托佟连发独立董事出席并代为表决，公司监事、高管列席了会议。本次会议的召集、召开程序符合法律、法规和公司章程的规定。会议由王世平先生主持，审议并通过决议如下：

经审议，同意选举王世平先生为公司董事长。

该项议案同意11票；反对0票；弃权0票。

特此公告。

附件：王世平先生简历

王世平 男，1957年出生，研究生学历。曾任一汽一堤克塞尔汽车空调有限公司总经理，富奥汽车零部件有限公司副总经理兼规划部部长。现任华晨汽车集团控股有限公司副总裁，上海申华控股股份有限公司董事长。

上海申华控股股份有限公司董事会
2006年6月30日

证券代码：600653 证券简称：申华控股 编号：临2006—12号

上海申华控股股份有限公司 第七届监事会第一次会议决议公告

上海申华控股股份有限公司第七届监事会第一次会议于2006年6月30日在上海影城召开。全体监事出席了本次会议，会议由于淑君女士主持，会议审议并通过决议如下：

经审议，同意选举于淑君女士为公司监事会主席。

于淑君 女，1957年出生，研究生学历。曾任辽宁信托投资公司证券总部总会计师、副总经理。现任华晨汽车集团控股有限公司财务审计总部副总经理、上海申华控股股份有限公司监事会召集人。

特此公告。

上海申华控股股份有限公司监事会
二OO六年六月三十日

证券代码:000956　　证券简称:中原油气　　公告编号:2006-028

中国石化中原油气高新股份有限公司2005年度股东年会决议公告

证券代码:000612　　证券简称:焦作万方　　公告编号:2006-021

焦作万方铝业股份有限公司2005年度股东大会决议公告

证券代码:000798　　证券简称:G中水　　公告编号:2006-028

中水集团远洋股份有限公司2005年年度股东大会决议公告

证券代码:600352　　股票简称:G龙盛　　公告编号:2006-012号

浙江龙盛集团股份有限公司2006年第一次临时股东大会决议公告

证券代码:000806　　证券简称:G银河　　公告编号:2006-21

北海银河高科技产业股份有限公司第五届董事会第十一次会议决议公告

本公司及董事会全体成员保证信息披露的内容真实、准确、完整,没有虚假记载、误导性陈述或重大遗漏。

北海银河高科技产业股份有限公司(以下简称:"公司"或"本公司")第五届董事会第十一次会议通知于2006年6月16日以书面和传真方式发出,2006年6月29日以通讯表决方式召开。会议应参加表决董事9人,实际参加表决董事8人,独立董事梅生伟因工作原因未能出席会议。会议符合《公司法》、《公司章程》的有关规定,合法有效。经与会董事审议,形成以下决议:

一、以8票同意,0票反对,0票弃权的表决结果通过了《关于公司加强规范运作的议案》:

为进一步提高公司会计信息质量、规范经营管理活动、切实履行上市公司的信息披露义务,公司董事会要求董事、监事和高级管理人员加强对《证券法》、《公司法》等证券法规及《深圳证券交易所股票上市规则》的学习,依法行事,勤勉尽责,切实维护全体股东的利益。

二、以8票同意,0票反对,0票弃权的表决结果通过了《关于公司调整发展规划的议案》:

针对公司在前期经营中出现的一些问题,为夯实公司发展基础,优化公司资产结构,增强公司盈利能力,公司战略决策委员会提议对公司发展规划进行调整,具体措施如下:

1、调整公司发展观,不应盲目追求发展规模和速度,要以扎实的产业经营和管理实现企业的长期稳定发展。

2、加大产品结构调整力度,重点支持技术领先、市场前景广阔、经济效益显著、现金流较好的新产品、新项目,对市场占有率小、盈利能力低的产品要压缩投资直至合并、撤消。

3、对公司现有业务和资产结构进行调整,对经营业绩不佳、发展前景不好的企业要进行压缩、重组;对于部分流动性较差的资产要加紧处置,将有限的资源投入到投资回报更高的产品和业务上,使公司规模、资产结构和销售收入、利润形成一个较好的配比态势。

根据以上思路,责成公司管理层抓紧制定具体措施,通过内部的积极调整促进公司的可持续发展。

三、以8票同意,0票反对,0票弃权的表决结果通过了《关于公司对2004年年报进行追溯调整和专项审计的议案》:

根据中国证监会《公开发行证券的公司信息披露编报规则第19号文——财务信息的更正及相关披露》的规定,公司将对2004年度财务报表相关科目进行追溯调整并进行专项审计,不另安排对2006年中期报告的审计。

特此公告。

北海银河高科技产业股份有限公司
董　事　会
二〇〇六年六月二十九日

证券代码:000806　　证券简称:G银河　　公告编号:2006-22

北海银河高科技产业股份有限公司董事会临时公告

本公司及董事会全体成员保证信息披露的内容真实、准确、完整,没有虚假记载、误导性陈述或重大遗漏。

本公司接第一大股东广西银河集团有限公司通知,该公司将其持有的本公司限售流通股22987326股(占本公司总股份的3.98%)质押给中国农业银行北海市分行,质押期限为一年,并在中国证券登记结算有限责任公司深圳分公司办理了质押登记手续。原质押的该股份已于本次办理质押前解冻。截止目前,该公司累计质押的股数为89,785,801股,占该公司持有本公司股份的100%。

特此公告。

北海银河高科技产业股份有限公司
董　事　会
二〇〇六年六月三十日

证券代码:000917　　证券简称:G电广　　公告编号:2006-022

湖南电广传媒股份有限公司资本公积金转增股本方案实施公告

本公司及董事会全体成员保证信息披露的内容真实、准确、完整,没有虚假记载、误导性陈述或重大遗漏。

重要内容提示:

●股权登记日:2006年7月6日

●除权日:2006年7月7日

●新增可流通股上市日:2006年7月7日

一、湖南电广传媒股份有限公司(以下简称:"公司")2005年度资本公积金转增股本方案,已经2006年5月25日召开的公司2005年年度股东大会审议通过。股东大会决议公告刊登在2006年5月26日的《中国证券报》、《证券时报》、《上海证券报》和巨潮资讯网上。

二、2005年度资本公积金转增股本方案

2005年度资本公积金转增股本的方案为:以2005年12月31日总股本260,498,978股为基数,向全体股东每10股转增3股,共转增78,149,693股。

三、股权登记日、除权日、新增无限售条件流通股份上市日

股权登记日:2006年7月6日;

除权日:2006年7月7日;

新增无限售条件流通股上市日:2006年7月7日。

四、转增对象

截止2006年7月6日下午在深圳证券交易所收市后,在中国证券登记结算有限责任公司深圳分公司登记在册的本公司全体股东。

五、转增股本方法

本次资本公积金转增股份于2006年7月7日直接记入股东证券帐户。

六、股本变动结构表

本次实施资本公积金转增股本后,公司的股份总数为338,648,671股,股本结构变动如下:

单位:股

	变动前	转增股份	变动后	比例
一、有限售条件股份	64,384,098	19,315,229	83,699,327	24.72%
1.国家持股	0	0	0	0.00%
2.国有法人持股	54,319,114	16,295,734	70,614,848	20.85%
3.其他内资持股	10,064,984	3,019,495	13,084,479	3.86%
其中:	0	0	0	0.00%
境内法人持股	9,827,864	2,948,359	12,776,223	3.77%
境内自然人持股	237,120	71,136	308,256	0.09%
4.外资持股	0	0	0	0.00%
其中:	0	0	0	0.00%
境外法人持股	0	0	0	0.00%
境外自然人持股	0	0	0	0.00%
二、无限售条件股份	196,114,880	58,834,464	254,949,344	75.28%
1.人民币普通股	196,114,880	58,834,464	254,949,344	75.28%
2.境内上市的外资股	0	0	0	0.00%
3.境外上市的外资股	0	0	0	0.00%
4.其他	0	0	0	0.00%
三、股份总数	260,498,978	78,149,693	338,648,671	100.00%

七、本次资本公积金转增股本方案实施后,按新股本338,648,671股摊薄计算,公司2005年度每股收益为0.023元。

八、咨询方法

联系部门:湖南电广传媒股份有限公司董事会秘书处

联系地址:湖南省长沙市金鹰影视文化城

邮政编码:410003

联系电话:0731-4252080　4252333-8339

传　　真:0731-4252096

联 系 人:齐　慎、刘　俊

九、备查文件

公司2005年年度股东大会决议。

特此公告。

湖南电广传媒股份有限公司董事会
二〇〇六年六月三十日

证券代码:600578　　证券简称:G京能　　公告编号:2006-24

北京京能热电股份有限公司二〇〇五年度股东大会决议公告

本公司及董事会全体成员保证公告内容的真实、准确和完整,对公告的虚假记载、误导性陈述或者重大遗漏负连带责任。

重要内容提示:

1、本次会议无否决或修改提案的情况;

2、本次会议无新提案提交表决

北京京能热电股份有限公司(以下简称公司)二〇〇五年度股东大会于2006年6月30日上午9:30在北京天湖国际会议酒店召开,出席会议的股东及股东授权委托代理人共3人,代表股份439,085,521股,占公司有表决权股份总数的76.58%。会议由公司董事长刘海峡先生主持,公司部分董事、监事列席了会议。本次股东大会的召开,符合法律法规、规范性文件及公司章程的规定,合法有效。

会议采取记名逐项投票表决方式审议通过了如下议案。

1、《2005年度董事会工作报告》

439,085,521股同意,占出席股东大会有表决权股份总数的100%;反对0股;弃权0股。

2、《2005年度监事会工作报告》

与会股东对公司监事会2005年所做工作给予充分肯定。439,085,521股同意,占出席股东大会有表决权股份总数的100%;反对0股;弃权0股。

3、《独立董事2005年度述职报告》

439,085,521股同意,占出席股东大会有表决权股份总数的100%;反对0股;弃权0股。

4、《2005年财务决算报告》

439,085,521股同意,占出席股东大会有表决权股份总数的100%;反对0股;弃权0股。

5、《2005年度利润分配方案》

经北京兴华会计师事务所有限公司审计,公司2005年度实现净利润133,709,185.36元,提取10%法定盈余公积金13,370,918.54元,提取10%法定公益金13,370,918.54元后,2005年度可供分配的净利润为106,967,348.28元,加2004年度未分配利润7,135,593.20元,本次可供分配的利润为114,102,941.48元。

公司2005年度可供股东分配利润为114,102,941.48元,公司拟以2005年12月31日总股本573,360,000股为基准,向全体股东每10股派发现金红利1.90元(含税),本次拟分配普通股股利108,938,400.00元;剩余5,164,541.48元作为未分配利润结转以后年度分配。

要求公司董事会根据有关规定,在两个月内完成现金红利的分派工作。

439,085,521股同意,占出席股东大会有表决权股份总数的100%;反对0股;弃权0股。

6、《2005年度公司年度报告及摘要》

439,085,521股同意,占出席股东大会有表决权股份总数的100%;反对0股;弃权0股。

7、《2006年财务预算报告》

439,085,521股同意,占出席股东大会有表决权股份总数的100%,反对0股,弃权0股。

8、《2006年生产经营计划》

439,085,521股同意,占出席股东大会有表决权股份总数的100%;反对0股;弃权0股。

9、《2006年投资计划(技改项目)》

公司2006年度技术改造项目47项,计划资金6951万元,其中零购资金400万元。

439,085,521股同意,占出席股东大会有表决权股份总数的100%;反对0股;弃权0股。

10、《2006年度公司与华北电网有限公司日常关联交易的议案》

2006年度公司与关联人华北电网有限公司预计发生的日常关联交易金额不超过15亿元。

华北电网有限公司持有的210,286,888股回避表决。228,798,633股同意,占出席股东大会有效表决权股份总数的100%;反对0股;弃权0股。

11、《聘请公司2006年度审计机构的议案》

同意公司与北京兴华会计师事务所有限责任公司按照有关规定签定续聘协议,续聘其为公司2006年度审计机构。

439,085,521股同意,占出席股东大会有表决权股份总数的100%;反对0股;弃权0股。

北京市众鑫律师事务所律师黄国宝对本次股东大会进行了见证后认为,公司本次股东大会的召集、召开程序符合《公司法》、公司章程及其他规范文件的规定;出席公司本次股东大会的人员资格合法有效;公司本次股东大会的表决程序符合《公司法》、公司章程及其他规范性文件的规定;本次股东大会通过的各项决议合法有效。

特此公告

北京京能热电股份有限公司
董　事　会
二〇〇六年六月三十日

证券代码:600578　　证券简称:G京能　　公告编号:2006-25

北京京能热电股份有限公司第二届董事会第十三次会议决议公告

本公司董事会及其董事保证公告内容的真实、准确和完整,对公告的虚假记载、误导性陈述或者重大遗漏负连带责任。

2006年6月18日,北京京能热电股份有限公司(以下简称公司)以专人递送的方式向公司全体董事、监事送达了第二届董事会第十三次会议通知。

2006年6月30日,公司第二届董事会第十三次会议在北京天湖国际会议酒店召开。会议应到董事13人,实到董事11人,董事邱淑芳委托董事长刘海峡、独立董事聂继波委托独立董事田益明出席本次会议并行使表决权,公司部分监事列席了会议,会议由公司董事长刘海峡先生主持。会议召开符合法律法规、规范性文件及公司章程的规定,合法有效。

会议以举手表决方式形成以下决议:

经审议,通过《关于修订<公司章程>的议案》。

《公司章程》全文详见上海证券交易所网站(http://www.sse.com.cn)。

该议案需提交公司股东大会审议。

同意13票,反对0票,弃权0票。

特此公告

北京京能热电股份有限公司
董　事　会
二〇〇六年六月三十日

证券代码:000719　　证券简称:ST鑫安　　公告编号:2006-017号

焦作鑫安科技股份有限公司关于公司审计机构就2005年度报告中焦作鑫安集团有限责任公司占用资金情况说明的公告

本公司及董事会全体成员保证信息披露的内容真实、准确、完整,没有虚假记载、误导性陈述或重大遗漏。

2006年6月29日,公司收到亚太(集团)会计师事务所有限公司(以下简称:亚太集团)送达的《关于焦作鑫安科技股份有限公司2005年度焦作鑫安集团有限责任公司占用资金情况的说明》。现将有关内容公告如下:

亚太集团对公司进行2005年年度审计时,所出具的"关联方资金占用情况和对外担保问题的专项说明"[亚会专审字(2006)24号]附表中列示,原控股股东——焦作鑫安集团有限公司(以下简称鑫安集团)期末占用非经营性资金5,637,315.45元。根据公司提出的申请,经亚太集团进一步调查核实,按照以下原则进行了调整:

1、亚太集团通过与公司沟通、取证,发现鑫安集团2004年度与公司已没有股权关系,故不属于关联方;

2、2004年初鑫安集团不欠公司的款项;

3、2004-2005年鑫安集团与公司发生的款项系货款及运费形成。

根据上述情况,2005年度鑫安集团只是公司的一般商业客户,不是关联方,也不是非经营性占用,故不能列入关联方资金占用。

三、鑫安集团占用资金偿还情况:

鑫安集团所欠公司的563.73万元,公司已启动司法程序。焦作市解放区人民法院于2006年5月31日根据(2005)解执字第288号、(2005)解执字第288-1号民事裁定书,将鑫安集团所有的两块土地已分别查封。查封的两块土地分别位于焦作市环城北路(面积为:40459.65平方米)和焦作市健康路西侧(面积为:9064.4平方米)。按照焦作市的土地类别,以上两块土地均为一级工业用地,地价标准为358元/平方米。法院将采取拍卖形式,将以上两块土地进行公开拍卖。鑫安股份在收回欠款之后,多出部分将退还鑫安集团。

焦作鑫安科技股份有限公司
董　事　会
2006年6月30日

证券代码:000719　　证券简称:ST鑫安　　公告编号:2006-018号

焦作鑫安科技股份有限公司2005年度股东大会决议公告

本公司及董事会全体成员保证信息披露的内容真实、准确、完整,没有虚假记载、误导性陈述或重大遗漏。

一、重要提示

本次会议召开期间没有增加、否决或变更提案的情况。

二、会议召开的情况

1.召开时间:2006年6月30日

2.召开地点:焦作市亚细亚大酒店五楼会议室召开

3.召开方式:以现场投票表决方式召开

4.召集人:焦作鑫安科技股份有限公司董事会

5.主持人:董事、董事会秘书秦海员

6.会议的召开符合《公司法》、《股票上市规则》及《公司章程》的有关规定。

三、会议的出席情况

1.出席的总体情况:

股东(代理人)4人、代表股份37638316股、占上市公司有总股份29.09%。

2.社会公众股股东(不包含持有境外上市流通股的股东)出席情况:

社会公众股股东(代理人)3人、代表股份132304股,占公司社会公众股股东表决权股份总数0.27%。

四、提案审议和表决情况

大会审议了列入会议议程的报告和议案,经过记名投票表决,通过了如下决议:

(一)、通过2005年度董事会工作报告

同意37638316股,占出席会议股东有效表决权总股数的100%,反对0股,弃权0股。

(二)、通过2005年度监事会工作报告

同意37638316股,占出席会议股东有效表决权总股数的100%,反对0股,弃权0股。

(三)、通过2005年度利润分配方案

同意37638316股,占出席会议股东有效表决权总股数的100%,反对0股,弃权0股。

(四)、通过修改公司章程的预案

同意37638316股,占出席会议股东有效表决权总股数的100%,反对0股,弃权0股。

(五)、通过了董事会议事规则

同意37638316股,占出席会议股东有效表决权总股数的100%,反对0股,弃权0股。

(六)、通过了监事会议事规则

同意37638316股,占出席会议股东有效表决权总股数的100%,反对0股,弃权0股。

(七)、通过了股东大会议事规则

同意37638316股,占出席会议股东有效表决权总股数的100%,反对0股,弃权0股。

五、律师出具的法律意见

本次股东大会由河南苍穹律师事务所赵振华律师现场见证并出具了法律意见书,认为公司本次股东大会的召集、召开程序符合《公司法》、《上市公司股东大会规则》等法律法规及《公司章程》的规定,出席会议人员资格合法、有效,本次股东大会的表决程序合法,会议形成的决议合法有效。

六、备查文件

1、公司股东大会决议;

2、河南苍穹律师事务所出具的法律意见书。

以上文件完整备置于本公司证券部。

焦作鑫安科技股份有限公司
董　事　会
二〇〇六年六月三十日